Five Star Quality Care, Inc.

Annual Report

2002

FVE

FIVE STAR QUALITY CARE, INC.

The Company

Five Star Quality Care, Inc. is an operator of independent living and congregate care communities, assisted living communities and nursing homes. Five Star is listed on the American Stock Exchange. At December 31, 2002, Five Star operated 105 senior living communities, which are located in 25 states.



● Location of company properties

AMERICAN STOCK EXCHANGE®
LISTED
FVE™

Financial Highlights

The following table presents selected financial data which has been derived from our historical financial statements for the period from April 27, 2000 (the date we commenced operations) through December 31, 2002. The following data should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and the notes thereto. As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations", we are a relatively new company and our historical financial information is not fully reflective of our current operations. Accordingly, you should not place undue reliance on our historical financial information.

	Year ended December 31,		Period from April 27, 2000
	2002	2001	through December 31, 2000
	(in thousands, except per share amounts)		
OPERATING DATA:			
Total revenues	$ 522,511	$ 221,269	$ 2,222
Net (loss) income from continuing operations	(10,376)	1,394	(1,614)
Net (loss) income from discontinued operations	(2,798)	(867)	298
Net (loss) income	$ (13,174)	$ 527	$ (1,316)
PER COMMON SHARE DATA:			
(Loss) income from continuing operations	$ (1.37)	$ 0.32	$ (0.37)
(Loss) income from discontinued operations	(0.37)	(0.20)	0.07
Net (loss) income	$ (1.74)	$ 0.12	$ (0.30)
BALANCE SHEET DATA (as of December 31):			
Total assets	$ 133,197	$ 68,043	$ 54,788
Total indebtedness	16,123	-	100
Total shareholders' equity	65,047	50,233	54,688

The following table presents selected financial data derived from historical financial statements of our two predecessors. The following data should be read in conjunction with the financial statements and notes thereto entitled Combined Financial Statements of the Forty-two Communities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. and Combined Financial Statements of Certain Mariner Post-Acute Network Communities (Operated by subsidiaries of Mariner Post-Acute Network), and "Management's Discussion and Analysis of Financial Condition and Results of Operations–Historical Results of Operations–Mariner Predecessor" and "Historical Results of Operations–Integrated Predecessor". The following table presents the information from 1998 to 2000.

	Year ended December 31,		
	2000	1999	1998
	(in thousands)		
INTEGRATED PREDECESSOR			
Operating data:			
Operating revenues	$ 135,378	$ 130,333	$ 140,116
Net loss	(25,252)	(126,939)	(17,183)
Balance sheet data (as of December 31):			
Total assets	$ 34,942	$ 61,274	$ 190,553
Long term liabilities	–	17,500	17,751
MARINER PREDECESSOR			
Operating data:			
Operating revenues	$ 85,325	$ 86,945	$ 105,486
Net loss	(7,421)	(43,804)	(7,710)
Balance sheet data (as of December 31):			
Total assets	$ 23,052	$ 17,433	$ 62,502
Long term liabilities	32,091	28,603	33,195

Five Star Quality Care, Inc.

President's Letter to Shareholders

DEAR FELLOW SHAREHOLDERS:
Two thousand and two was a year marked by some success and significant challenges. We began the year as a public company upon the completion of the spin-off from Senior Housing Properties Trust. Some of the significant positive events of the year were:

1. In January 2002, we leased from Senior Housing 31 retirement communities with over 7,000 living units which are managed for us by a subsidiary of Marriott International, Inc.

2. In April 2002, we completed the acquisition of five senior living communities for $45.5 million. These five communities are located in five states and contain 704 living units.

3. In October, 2002, we obtained a new $12.5 million credit facility which is secured by some of our accounts receivable. This facility is available for general business purposes, including new acquisitions. At present, there are no amounts owing under this credit facility.

4. Also in October 2002, we completed a joint acquisition with Senior Housing of 15 senior living communities with over 1,000 living units. We acquired ownership of seven facilities with over 400 units and lease the remainder from Senior Housing.

Unfortunately, these positive events were offset by several significant challenges. Insurance costs of all types had substantial increases in 2002 and we anticipate continued increases. Medicare rates decreased by approximately nine percent. Our Medicaid rates paid by all states where we operate have either decreased or are under legislative pressure to be reduced. Finally, the operation of our 31 communities managed by Marriott are clouded by a significant dispute.

During the second quarter of 2002, we and Senior Housing began to question several aspects of Marriott's management and, ultimately, to assert that certain material defaults by Marriott had occurred and were continuing under the relevant management contracts. As a result of questions we raised, Marriott has paid us $2.3 million which it admitted was due. We believe substantial additional amounts may be due from Marriott under the management contracts. Also, in the second half of 2002, Marriott began an effort to sell its senior living subsidiary and exit the business. We believe we and Senior Housing have certain rights concerning Marriott's proposed sale of its senior living subsidiary, but Marriott disputes that we have such rights.

The alleged Marriott performance default and the dispute concerning the proposed sale have resulted in litigation between us and Senior Housing on one side and Marriott and its subsidiary on the other side. Litigation is time consuming, expensive and demanding of management's attention. The outcome of litigation is also unpredictable, and we cannot now tell you how long it will take to resolve the pending litigation or what the resolution may be. We can tell you that we would not have undertaken this litigation unless we thought it was necessary to protect our company's rights.

In many ways, this has been a difficult first year as a publicly owned company. Yet, we believe our company has the experience, market position and financial resources to carry itself through to better times.

Thank you for continued support.

Sincerely,

Evrett W. Benton

Evrett W. Benton
President

Management's Discussion and Analysis

of financial condition and results of operations

OVERVIEW

We were incorporated in Delaware in April 2000 and reincorporated in Maryland in September 2001. We were formed as a 100% owned subsidiary of Senior Housing Properties Trust, or Senior Housing. Effective July 1, 2000, we assumed the operations of healthcare communities from two bankrupt former tenants of Senior Housing. Pursuant to tax laws applicable to REITs, Senior Housing engaged FSQ, Inc., an independent operating company formed by our managing directors, to manage these communities. At the time we assumed operations of these communities, we had not received substantially all of the required licenses for these communities. As a result, for the period from July 1, 2000, through December 31, 2000, we accounted for the operations of these communities using the equity method of accounting and we only recorded the net income from these operations. Thereafter, we obtained all necessary licenses to operate these communities, and on January 1, 2001, we began to consolidate the results of operations of these communities. On December 31, 2001, Senior Housing distributed substantially all of our shares to its shareholders in a spin off transaction and we became a separately traded public company. Also, on January 2, 2002, in order to acquire the personnel, systems and assets necessary to operate these communities, we acquired FSQ, Inc. by merger.

Since we succeeded to substantially all of the business formerly conducted by subsidiaries or units of two former tenants of Senior Housing, these subsidiaries and units are considered to be our predecessors. We have included the financial statements of these predecessors and discuss their results of operations. Our predecessors' financial statements are entitled: Certain Mariner Post-Acute Network Communities (Operated by subsidiaries of Mariner Post-Acute Network) (referred to herein as Mariner Predecessor); and Forty-two Communities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. (referred to herein as Integrated Predecessor).

Our revenues consist primarily of payments for services provided to residents at our communities. The payments are either made by the residents, their families or insurers, referred to as private pay revenues, or by the Medicare and Medicaid programs. On a pro forma basis, after giving full year effect to the 51 communities we leased or acquired in 2002, for the year ended December 31, 2002, private pay revenues represented 61% of our total revenues. Our expenses consist primarily of rent, wages and benefits of personnel, food, supplies, insurance and other resident care costs, as well as taxes, and other property related costs.

OUR HISTORICAL RESULTS OF OPERATIONS

As described above, until completion of the spin off, we operated as a subsidiary of Senior Housing. Our past operations as Senior Housing's subsidiary prior to 2002 differ from our 2002 and current operations as an independent public company. Specifically, in the 2000 and 2001 periods we operated only 56 communities for Senior Housing, which owned the real estate as well as the operations. Effective December 31, 2001, we began to lease these 56 communities (now 54 communities) from Senior Housing which continued to own the real estate. In January 2002, we began to lease an additional 31 communities from Senior Housing that are managed by Marriott Senior Living Services, Inc., or MSLS. In April 2002, we acquired and began to operate five additional senior living communities. In October 2002, we began to operate 15 additional owned or leased senior living communities. Also, our principal source of financing for us as a subsidiary of Senior Housing prior to 2002 was intercompany advances from Senior Housing, an entity with financial resources substantially in excess of ours. Because of these differences, we believe that our historical results of operations for periods prior to 2002 described below are not comparable to our 2002 operations or our expected future operations. The following tables present an overview of our portfolio for the years ended December 31, 2002 and 2001 which shows the differences in the size of our operations during these periods and "Same Store" results for the communities' operations, including periods prior to their acquisition by us.

	2002	2001	% Change
Revenues from residents (in 000s)	$ 522,214	$ 221,177	+136%
Community expenses (in 000s)	$ 420,258	$ 202,925	+107%
Total expenses (in 000s)	$ 532,887	$ 219,875	+142%
No. of communities (end of period)	105	56	+49
No. of living units (end of period)	14,140	5,211	+8,929
Occupancy	89%	90%	-1% pt
Average daily rate	$ 114	$ 132	-14%
Revenue per day per available unit	$ 101	$ 116	-13%
Percent of revenues from Medicare / Medicaid	39%	78%	-39% pts
Percent of revenues from private / other	61%	22%	+39% pts

Management's Discussion and Analysis

of financial condition and results of operations

	"Same Store" Communities (communities that we operated continuously since 1/1/01)			Total Portfolio at 12/31/02 (includes data for periods prior to our operation)		
	2002	2001	% Change	2002	2001	% Change
Revenues from residents (in 000s)	$ 229,400	$ 221,437	+4%	$ 562,738	$ 541,318	+4%
Community expenses (in 000s)	$ 212,785	$ 202,720	+5%	$ 467,483	$ 436,052	+7%
No. of communities (end of period)	54	54	–	105	105	–
No. of living units (end of period)	4,952	4,952	–	14,140	14,140	–
Occupancy	89%	88%	+1% pt	89%	90%	-1% pt
Average daily rate	$ 142	$ 136	+4%	$ 126	$ 118	+7%
Revenue per day per available unit	$ 127	$ 123	+3%	$ 109	$ 105	+4%
Percent of revenues from Medicare / Medicaid	79%	78%	+1% pt	39%	39%	–
Percent of revenues from private / other	21%	22%	-1% pt	61%	61%	–

Year ended December 31, 2002, versus year ended December 31, 2001

Revenues from residents for 2002 were $522.2 million, an increase of 136% over revenues from residents of $221.2 million for 2001. This increase is attributable primarily to our lease of 31 communities on January 11, 2002, our acquisition of five communities on April 1, 2002, and our acquisition or lease of 15 communities on October 25, 2002. Revenues from residents at the communities we operated throughout 2002 and 2001 were $229.4 million and $221.4 million, respectively, an increase of 4%. This increase is due primarily to higher per diem charges to residents and slightly higher occupancy. Revenues from residents at the 105 communities we operated at December 31, 2002, were $562.7 million for 2002, an increase of 4% over revenues from residents of $541.3 million in 2001 (including revenues which relate to periods prior to our operation of some of these communities). This increase is principally attributable to higher per diem charges to residents offset somewhat by a 1% decline in occupancy. About 39% of our revenues from residents in 2002 were received from Medicare and Medicaid, compared to 78% in 2001. This decrease is due largely to our lease of 40 and acquisition of 11 communities during 2002, all of which are focused on services to residents who pay with private resources.

Since 1998, a Medicare prospective payment system has generally lowered Medicare rates paid to senior living communities including many that we operate. In October 2002, temporary increases in Medicare payment rates expired. Our Medicare revenues totaled $68.4 million and $35.4 million during 2002 and 2001, respectively. These amounts do not include communities where operations were ceased by us in 2002. This increase is due to the addition to our business in January 2002 of 31 communities which are operated for us by MSLS and an increase in Medicare revenue at the 54 nursing homes which we operated in both 2001 and 2002 caused primarily by the 16% increase in Medicare resident days at these nursing homes. Because the Medicare rate increases expired in October 2002, assuming our 2003 census of Medicare residents is comparable to 2002, we estimate that our revenues received from Medicare in 2003 will decline by approximately $6.9 million over 2002 revenues received from Medicare.

Our 31 communities which are managed by MSLS generated $26.9 million, or 10%, of their revenue in 2002 from Medicare, versus $26.9 million, or 10%, in 2001. Our 54 nursing homes generated $41.5 million, or 18% of their revenue in 2002 from Medicare, versus $35.4 million, or 16%, in 2001. The 20 independent and assisted living communities which we operate for our own account do not participate in the Medicare program and generate no Medicare revenues.

Some state governments have reduced or are planning to reduce Medicaid rates to address state budget shortfalls. In 2002, 29% of our total revenues, or $142.6 million, were Medicaid revenues, versus $127.9 million in 2001, an increase of 11%. These amounts do not include revenues at communities where our operations ceased in 2002. This increase is due to the addition to our business in January 2002 of 31 communities operated for us by MSLS which generate some Medicaid revenues and an increase in Medicaid revenue at our 54 nursing homes caused primarily by the 6% increase in Medicaid rates at these nursing homes. The magnitude of possible future Medicaid rate reductions cannot currently be estimated, but it may be material.

Our 31 communities which are managed by MSLS generated $10.2 million, or 4% of their revenue in 2002, from Medicaid, versus $9.9 million, or 4%, in 2001, from Medicaid. Our 54 nursing homes generated $132.3 million or 58% of their revenue in 2002 from Medicaid, versus $127.9 million, or 58% in 2001. The 20 independent and assisted living communities which we operate for our own account do not participate in the Medicaid program and generate no Medicaid revenues.

Interest income increased by $205,000 in 2002 compared to 2001 due to earnings on higher cash balances in the 2002 period.

Expenses for 2002 were $532.9 million, an increase of 142% over expenses of $220.0 million for 2001. Our wages and benefits costs increased from $155 million to $237.7 million, or 53%, primarily due to expenses at the 51 communities we leased or acquired in 2002. Other operating expenses, which include utilities, housekeeping, dietary, maintenance, insurance and community level administrative costs, rose from $47.9 million to $182.5 million or 281%, again primarily due to expenses at the 51 communities we leased or acquired in 2002. During 2001, MSLS did not manage any communities for us and we were a subsidiary of Senior Housing that did not lease any communities. As a result, we did not incur management fees to MSLS or rent expense in 2001. Community level operating expenses related to the communities we operated throughout 2002 and 2001, were $212.8 million and $202.7 million, respectively, an increase of 5%. This increase is principally attributable to higher insurance premiums, an increase in reserves for the self funded portion of our insurance programs and higher wage and benefit costs, which were partially offset by a decrease in expenses from our reduced use of higher cost, third party staffing. Community level operating expenses at the 105 communities that we operated at December 31, 2002, were $467.5 million for 2002, an increase of 7% over community expenses for 2001 (including expenses which relate to periods prior to our operation at some of these communities). This increase resulted principally from higher insurance premiums, an increase in reserves for the self funded portion of our insurance programs and higher wage and benefit costs.

Our general and administrative expenses for 2002 were $15.4 million, a decrease of 1% over 2001, primarily due to operational start up costs incurred during 2001 which we did not incur in 2002 which were only partially offset by increased costs in 2002 associated with operating as a separate, publicly owned company and the legal and other costs incurred in connection with our litigation with Marriott International, Inc., or Marriott, and MSLS.

Depreciation expense in 2002 was $1.9 million, an increase of 46% over depreciation expense of $1.3 million in 2001. The increase is attributable to our purchase of 11 communities in 2002.

Loss from discontinued operations for 2002 was $2.8 million, an increase of $2 million over the loss in 2001. This increase was the result of reserves recorded for Medicaid receivables due from the State of Connecticut related to community closure costs and an asset impairment charge related to a closed community.

As a result of the factors described above, our net loss for 2002 was $13.2 million, compared to a profit of $527,000 in 2001. Our net loss per share in 2002 was $1.74. Assuming the shares outstanding as of December 31, 2001, were outstanding for all of 2001, our earnings per share would have been $0.11 for 2001.

Year ended December 31, 2001, versus year ended December 31, 2000

We did not begin to operate the senior living communities of our predecessors or generate revenue until July 1, 2000. Therefore, our results for 2001 are not comparable to 2000.

Revenues for 2001 were $221.3 million. On a combined basis, the two predecessor entities had revenues of $220.7 million for 2000. This increase was due mainly to an increase in the average daily rate received during these periods.

Expenses for 2001 were $219.9 million. On a combined basis, the predecessor entities had expenses of $253.4 million for 2000. The decrease is due primarily to rent and interest expenses which were included in the 2000 expenses of our predecessors but were zero in 2001 because, after Senior Housing's repossessions and foreclosures, rent and interest payments on our predecessors' leases and mortgages ceased.

Period from April 27, 2000 (date our operations commenced) through December 31, 2000

This period was our first period of operations and, therefore, there is no comparable period.

During 2000 we accounted for our investment in these operating businesses using the equity method of accounting. As a result, the reported revenues include only our equity in earnings of these investees. Revenues for 2000 were $2.2 million and represent the net amount of net patient revenues in excess of expenses of these operations for the 2000 period. Net patient revenues at the operating businesses for the period ended December 31, 2000, were $114.5 million and expenses incurred for the period were $112.0 million.

Historical Results Of Operations–Mariner Predecessor-2000

Our Mariner Predecessor conducted operations of 17 communities leased from Senior Housing for a period of time in 2000. The 2000 operations of the Mariner Predecessor during the period prior to its acquisition by Senior Housing differ from our operations as follows:

- The business of the Mariner Predecessor was conducted by its then parent, Mariner Post-Acute Network, Inc., an entity with a capital structure, corporate overhead costs, and operating systems substantially different than ours.
- During the period of Mariner's operation of this business, significant write-offs of goodwill and other long lived assets of the Mariner Predecessor occurred and Mariner filed for bankruptcy.

We believe that because of these differences, these historical results of operations are not comparable to our operations. Specifically, the historical operations include: revenues and operating expenses for only 17 communities, one of which has since been closed, while currently we generate revenues and incur operating expenses at 105 communities; depreciation expenses which relate to real estate and amortization expenses which relate to goodwill, while we have less depreciable assets and no amortizing goodwill; expenses related to allocation of corporate overhead by the parent of these operations, while we incur different corporate expenses; rent expense under a lease which has been cancelled; charges for impairments of long lived assets of substantial amounts, while we have incurred lesser such charges; and interest expense incurred on debt which is different from our debt and internal costs.

In 2000, our Mariner predecessor had revenues of $85.3 million, incurred expenses of $92.6 million, and realized a net loss of $7.4 million.

Historical Results Of Operations-Integrated Predecessor-2000

Our Integrated Predecessor conducted operations of 42 communities leased from or mortgaged to Senior Housing for a period of time in 2000. The operations of the Integrated Predecessor during the period prior to its acquisition by Senior Housing differ from our operations as follows:

- The business of the Integrated Predecessor was conducted by its then parent, Integrated Health Services, Inc., an entity with a capital structure, corporate overhead costs, and operating systems substantially different than ours.
- During the period of Integrated Health Services' operation of this business, significant write-offs of goodwill and other long lived assets of the Integrated Predecessor occurred and Integrated Health Services filed for bankruptcy.

We believe that because of these differences, the historical results of operations are not comparable to our operations. Specifically, the historical operations include: revenues and operating expenses for only 42 communities, one of which has since been closed, while we currently generate revenues and incur operating expenses at 105 communities; depreciation expenses which relate to real estate and amortization expenses which relate to intangible assets, while our depreciable and amortizable assets are less substantial; expenses related to corporate overhead and management fees charged by the parent of the Integrated Predecessor, while we incur different corporate expenses; rent expense under a lease which has been canceled; charges for impairments of long lived assets of substantial amounts, while we have incurred lesser such charges; and interest expense incurred on debt which is different from our debt and internal costs.

In 2000, our Integrated predecessor had revenues of $135.4 million, incurred expenses of $160.6 million and realized a net loss of $25.3 million.

LIQUIDITY AND CAPITAL RESOURCES

Our total assets at December 31, 2002, were $133.2 million compared to $68 million at December 31, 2001. The increase is primarily a result of our capital raising, acquisition and leasing activities in 2002. At December 31, 2002, we had cash and cash equivalents of $10.3 million and $8.7 million available on our revolving credit facility. For 2002 and 2001: cash provided by (and used in) operating activities was $9.9 million and ($293,000), respectively, cash used in investing activities was $48.6 million and $2.2 million, respectively and cash provided by financing activities was $25.1 million and $21.1 million, respectively.

We lease 94 communities from Senior Housing. Our leases with Senior Housing require us to pay a total of $76.2 million of minimum rent annually. Percentage rent on these leases begins in 2003 and 2004. We expect percentage rent to be modest relative to our total rental obligations. If events of default under the leases occur, Senior Housing has the ability to accelerate our rent payments. At March 24, 2003, we believe we are in compliance with the terms of our leases.

Our primary source of cash to fund operating expenses, including rent, principal and interest payments on our mortgage debt and routine capital expenditures, is our revenues from services to residents at our communities. Changes in laws and regulations which impact Medicare or Medicaid rates, on which some of our communities rely, may materially affect our future results. In October 2002 temporary increases in Medicare payment rates expired. Assuming our 2003 census of Medicare residents is comparable to 2002, we estimate that our revenues received from Medicare in 2003 will decline by approximately $6.9 million over 2002 revenues received from Medicare. Some of the states in which we operate have reduced or are planning to reduce Medicaid funding to address state budget shortfalls. The magnitude of combined Medicare and Medicaid revenue reductions cannot currently be estimated, but it may be material. We expect recent increases in the costs of insurance, especially tort liability insurance, workers compensation and employee health insurance costs, which are affecting the senior living industry, will continue to have a material adverse impact upon our future results of operations. As discussed in note 17 to our financial statements, a failure by Integrated Health Services, the United States Department of Health and Human Services or the State of Connecticut to make payments that we believe are due to us would have a material adverse impact upon our future results and deny us access to those cash proceeds to which we believe we are entitled. It is also possible that our litigation with Marriott and MSLS and potential transfer of the related management agreements, as discussed in note 17 to our financial statements, may have an adverse impact on our financial results or increase our working capital requirements. Despite these contingencies, however, we believe that a combination of some or all of our efforts to increase revenues, contain or reduce costs, our ability to borrow on the revolving credit facility, our ability to obtain financing from Senior Housing for capital improvements made to communities leased from Senior Housing and the possibility of sales or financings of our owned communities will be sufficient to meet our working capital needs, operating expenses, rent payments to Senior Housing, debt service and capital expenditures in the short term, or next 12 months, and in the normal course of our business for the forseseeable future.

Debt Instruments and Covenants

In October 2002, we entered into a revolving credit facility. The interest rate on borrowings on this facility is LIBOR plus a spread. The maximum amount available under this facility is $12.5 million, and is subject to limitations based upon qualifying collateral. The borrower under this facility is a subsidiary that we organized with the intention that it be "bankruptcy-remote". Certain of our other subsidiaries sell or contribute their healthcare accounts receivable to the borrower on a true sale basis and make certain representations and other undertakings in favor of the borrower in connection with each sale. The seller subsidiaries have granted security interests in their assets to secure their obligations to the borrower. We guarantee the obligations of the seller subsidiaries obligations to the borrower subsidiary and have pledged the stock or membership interests in each of the seller subsidiaries to the borrower. The borrower has in turn collaterally assigned these undertakings, guarantees and collateral to the revolving credit facility lenders, and has granted a security interest in the purchased receivables and all of its other assets to secure its obligations under the facility. The facility is available for acquisitions, working capital and general business purposes. The facility contains covenants and events of default requiring the maintenance of collateral, minimum net worth and certain other financial ratios, among other customary provisions. The accounts receivable collateralizing the facility totaled $19.2 million, net of allowances of $1.5 million, as of December 31, 2002. In certain circumstances and subject to available collateral and lender approvals the maximum amounts which we may draw under this credit agreement may be increased to $25.0 million. As of December 31, 2002, no loans were outstanding under the facility. At March 24, 2003, we believe we are in compliance with all applicable covenants under this revolving credit agreement and no loans are outstanding.

In connection with our October 2002 acquisition of a community, we assumed HUD insured mortgages totaling approximately $15.8 million. The weighted average interest cost on this debt is 8.98% per year. Principal and interest is due monthly through 2033. These mortgages are not recourse to us and are secured by one of our owned communities with 229 living units. A portion of this debt is refinanceable in June 2003 and all of this debt may be refinanced beginning in 2004. This mortgage debt was recorded, as required by generally accepted accounting principles, or GAAP, at its estimated fair value on the date we assumed it, or $16.2 million. The approximate $400,000 difference between our contractual obligation and our carry value is being amortized over the estimated period the mortgages will remain outstanding. These mortgages contain standard HUD mortgage covenants. At March 24, 2003, we believe we are in compliance with all material covenants of these mortgages.

Related Parties

On December 31, 2001, Senior Housing distributed substantially all of our shares to its shareholders. In order to effect this spin off and to govern relations after the spin off, we entered into agreements with Senior Housing, and others. Among other matters, these agreements provide:

- We may not waive our corporate charter restrictions on ownership of more than 9.8% of any class of our equity shares by any person or group without the prior consent of Senior Housing and our determination that the exception to these restrictions would not cause a default under any of our leases;
- If any person or group acquires more than 9.8% of our voting stock and upon other change in control events, Senior Housing may terminate our rights under our leases with Senior Housing;
- So long as we are a tenant of Senior Housing, we will neither permit any person or group to acquire more than 9.8% of our voting stock or permit the occurrence of other change in control events, as defined, nor will we take any action that in the reasonable judgment of Senior Housing or HRPT Properties Trust, might jeopardize the tax status of Senior Housing or HRPT Properties Trust as a REIT;
- So long as we maintain our shared services agreement with Reit Management and Research LLC, or RMR, or are a tenant under a lease with Senior Housing then we will not acquire or finance real estate without first giving Senior Housing or any other publicly owned REIT or other entity managed by RMR the right to acquire or finance real estate investments of the type in which Senior Housing or the other entities, respectively, invest; and
- Upon Senior Housing's purchase of the 31 communities managed by MSLS, we would acquire operating assets associated with these communities and begin to lease these communities from Senior Housing for minimum annual rent of $63 million.

As of December 31, 2002, we leased 94 of our 105 senior living communities from Senior Housing for aggregate annual minimum rent of $76.2 million. In the future, we may transact additional business with Senior Housing. We believe that our current leases with Senior Housing were entered into on reasonable commercial terms. However, because of the historical and continuing relationships which we have, these continuing and possibly expanding business relationships may not be arm's length and may not be on the same or as favorable terms as we might enter with third parties with whom we did not have such relationships.

During 2002 we acquired seven senior living communities from a third party for $27 million. Prior to this acquisition Senior Housing waived its right to acquire these assets, subject to a continuing right to acquire or finance these assets in the event we determine to sell or finance them. To finance the cash portion of our purchase, we sold a senior living community to Senior Housing, which we purchased in April 2002, for $12.7 million, its approximate carrying value. Simultaneous with our acquisition, Senior Housing acquired eight other senior living communities from the same third party. We acquired operating assets and liabilities related to these eight communities. We began to lease these eight communities and the community we sold to Senior Housing for minimum annual rent of $6.3 million. The terms of this transaction with Senior Housing were negotiated on our behalf by our independent director who is not on the board of Senior Housing.

As discussed more fully in note 17 to our financial statements, during 2002, we and Senior Housing became jointly involved in litigation with Marriott and MSLS, the operator of 31 of the senior living communities which we leased from Senior Housing beginning in 2002. We believe that Marriott and MSLS have materially breached the management agreements for these 31 communities. We also believe that the management agreements may be terminated if MSLS is sold to Sunrise Assisted Living, Inc., or Sunrise. Marriott announced that it had entered an agreement to sell MSLS to Sunrise on December 30, 2002. However, the factual and legal issues involved in this litigation are complex and the final outcome of this litigation cannot be predicted. Also, this litigation is likely to be expensive to conduct and the total amount of this expense cannot be estimated at this time.

We have an agreement with RMR to provide administrative services to us. RMR is owned by Messrs. Martin and Portnoy, who are our managing directors and members of our board of directors. RMR is compensated at an annual rate equal to 0.6% of our total revenues. Aggregate fees paid to RMR for services during 2002 were $2.9 million. The fact that RMR has responsibilities to other entities, including our landlord, Senior Housing, could create conflicts and, in the event of such conflicts between Senior Housing and us, the shared services agreement allows RMR to prefer its responsibility to Senior Housing. The terms of our shared services agreement are annually reviewed and approved by our directors who are not owners or employees of RMR, and we believe these terms are commercially reasonable. However, because of these historical and continuing relationships our shared services agreement may not be arm's length and may not be on the same or as favorable terms as we might enter with third parties with whom we did not have such relationships.

Our Chief Executive Officer and Chief Financial Officer are also officers and employees of RMR. These officers devote a substantial majority of their business time to our affairs and the remainder to RMR's affairs which are separate from ours. We believe the compensation we pay to these officers reflects their division of business time. However, periodically, these individuals may divide their business time differently than they do currently and their compensation from us may become disproportionate to this division.

During 2002 we acquired FSQ, an entity owned by Messrs. Martin and Portnoy, in a merger transaction that was entered into as part of our spin off from Senior Housing. We acquired all of the stock of FSQ and Messrs. Martin and Portnoy each received 125,000 of our common shares. The board of trustees of Senior Housing received an opinion from an internationally recognized investment banking firm, to the effect that the merger was fair, from a financial point of view, to us. The terms of this merger were approved by Senior Housing's trustees other than Messrs. Martin and Portnoy.

Messrs. Martin and Portnoy own the building in which our headquarters is located. Our lease for space was originally executed by FSQ when FSQ was owned by Messrs. Martin and Portnoy. This lease expires in 2011. During 2002, we paid rent under this lease of $539,000. We believe that this lease and the rent rate were commercially reasonable at the time they were entered. However, because of this historical and continuing relationship among us, FSQ and Messrs. Portnoy and Martin, this lease may not be arm's length and it may not be on the same or as favorable terms as we might have with third parties with whom we did not have such relationships.

In March 2003, Senior Housing terminated a lease for a nursing home community in St. Joseph, Missouri and evicted the tenant, which was not current in its rent obligations to Senior Housing. We have agreed to manage this nursing home until it is re-leased or sold. We will be paid a management fee of 5% of the gross revenues from this nursing home.

Until March 31, 1997, Mr. Portnoy was a partner of Sullivan & Worcester LLP, our counsel and counsel to Senior Housing, RMR and affiliates of each of the foregoing, and he received payments from that firm during 2002 in respect of his retirement.

CRITICAL ACCOUNTING POLICIES

Our most critical accounting policies concern revenue recognition, our assessment of the net realizable value of our accounts receivable, the realizability of long term assets, accounting for long term care contracts, accounting for business combinations and our assessment of reserves related to our self insurance programs.

Our revenue recognition policies involve judgments about Medicare and Medicaid methodologies. These judgments are based principally upon our experience with these programs. We recognize revenues when services are provided and revenues are earned and these amounts are reported at their estimated net realizable amounts. Some Medicare and Medicaid revenues are subject to audit and retroactive adjustment.

Our policies for valuing accounts receivable involve significant judgments based upon our experience, including consideration of the age of the receivable, the terms of the agreements with our residents or their third party payors, the resident or payors stated intent to pay, the resident or payors financial capacity and other factors which may include litigation or appeal proceedings.

We monitor our long-term assets to determine whether any impairment of these assets may have occurred. If the facts and circumstances indicate that an impairment may have occurred, we evaluate the asset's carrying value to determine whether an impairment charge is required. This process includes a review of historical and projected future financial results realized or to be realized from the affected assets, market for sale and the like. This process requires that estimates be made and errors in our judgments or estimates could have a material effect on our financial statements.

At certain of our facilities, we offer long-term care contracts under which residents pay a one-time deposit in exchange for reduced charges during their stay. The one-time deposits may be refundable or non-refundable, or partially refundable and partially non-refundable. We record such deposits as a long-term obligation and amortize the non-refundable portion of such deposits into revenue over our estimate of the periods during which future services will be provided. We base these estimates on our experience, actuarial information and other factors.

During 2002, we began to lease or acquire 51 communities. We accounted for each of these transactions as a purchase business combination in accordance with Statement of Financial Accounting Standards No. 141. Purchase accounting requires that we make certain judgments and estimates based on our experience, including determining the fair value and useful lives of assets acquired and the fair value of liabilities assumed. Some of our judgments and estimates are also based upon published industry statistics.

Our policies for determining reserves for the self funded part of our insurance programs and for our self insurance programs involve significant judgments based upon our experience, including projected settlements for pending claims, known incidents which we expect may result in claims, estimates of incurred but not yet reported claims and incidents, claims experience, estimated litigation costs and other factors. We also periodically receive and rely upon recommendations from professional consultants in establishing these reserves.

In the future we may need to revise the judgments, estimates and assessment we use to formulate our critical accounting policies to incorporate information which is not now known. We cannot predict the effect changes to these premises underlying our critical accounting policies may have on our future results of operations, although such changes could be material and adverse.

INFLATION AND DEFLATION

Inflation in the past several years in the United States has been modest. Future inflation might have both positive or negative impacts on our business. Rising price levels may allow us to increase occupancy charges to residents, but may also cause our operating costs, including our percentage rent, to increase. Also our ability to increase prices related to Medicare and Medicaid reimbursements might be limited despite inflation.

Deflation would likely have a negative impact upon us. A large component of our expenses consist of minimum rental obligations to Senior Housing. Accordingly we believe that a general decline in price levels which could cause our charges to residents to decline would likely not be fully offset by a decline in our expenses.

SEASONALITY

Our business is subject to modest effects of seasonality. During the calendar fourth quarter holiday periods nursing home and assisted living residents are sometimes discharged to join family celebrations and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among nursing home and assisted living residents which can result in increased costs or discharges to hospitals. As a result of these factors, nursing home and assisted living operations sometimes produce greater earnings in the second and third quarters of a calendar year and lesser earnings in the first and fourth quarters. We do not believe that this seasonality will cause fluctuations in our revenues or operating cash flow to such an extent that we will have difficulty paying our expenses, including rent, which do not fluctuate seasonally.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk through our monitoring of available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged since December 31, 2001. Other than as described below we do not now anticipate any significant changes in our exposure to fluctuations in interest rates or in how we manage this risk in the future.

Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. For example: based upon discounted cash flow analysis, if prevailing interest rates were to decline by 10% and other credit market considerations remained unchanged, the market value of our $15.8 million mortgage debt outstanding on December 31, 2002, would increase by about $1.3 million; and, similarly, if prevailing interest rates were to increase by 10%, the market value of our $15.8 million mortgage debt would decline by about $1.1 million.

Our revolving credit facility bears interest at floating rates and matures in October 2005. As of December 31, 2002, we had zero outstanding under this revolving credit facility. We borrow in U.S. dollars and borrowings under our revolving credit facility are subject to interest at LIBOR plus a spread. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. A change in interest rates would not affect the value of any outstanding floating rate debt but would affect our operating results. For example, if the maximum amount of our credit facility of $12.5 million were drawn and interest rates decrease or increase by 1% per annum, our interest expense would decrease or increase by $125,000 per year, or $0.02 per share, respectively. If interest rates were to change gradually over time, the impact would be spread over time.

Our exposure to fluctuations in interest rates may increase in the future if we incur debt to fund acquisitions or otherwise.

Report of Independent Auditors

TO THE DIRECTORS AND SHAREHOLDERS OF FIVE STAR QUALITY CARE, INC.

We have audited the accompanying consolidated balance sheet of Five Star Quality Care, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2002 and 2001, and the period April 27, 2000 (inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Five Star Quality Care, Inc. as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years ended December 31, 2002 and 2001, and the period April 27, 2000 (inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Boston, Massachusetts
March 7, 2003

Consolidated Balance Sheet

(dollars in thousands, except share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 10,270	$ 24,943
Accounts receivable, net of allowance of $3,902 and $3,787 at December 31, 2002 and 2001, respectively	33,877	36,436
Due from Senior Housing Properties Trust	62	–
Prepaid expenses and other current assets	4,100	1,055
Total current assets	48,309	62,434
Property and equipment, net	70,329	2,914
Restricted cash	13,311	–
Other long term assets	1,248	2,695
	$ 133,197	$ 68,043
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 19,425	$ 7,141
Accrued compensation and benefits	5,812	5,288
Due to Senior Housing Properties Trust	–	2,232
Mortgages payable	141	–
Accrued real estate taxes	2,404	1,485
Other current liabilities	6,663	1,664
Total current liabilities	34,445	17,810
Long term liabilities:		
Mortgages payable	15,982	–
Other long term liabilities	17,723	–
Total long term liabilities	33,705	–
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, par value $0.01: 1,000,000 shares authorized, none issued	–	–
Common stock, par value $0.01: 10,000,000 shares authorized, 8,452,634 and 4,374,334 shares issued and outstanding at December 31, 2002 and 2001, respectively	84	44
Additional paid-in capital	78,926	50,978
Accumulated deficit	(13,963)	(789)
Total shareholders' equity	65,047	50,233
	$ 133,197	$ 68,043

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Operations

(amounts in thousands, except per share data)

	Year Ended December 31, 2002	Year Ended December 31, 2001	Period April 27, 2000 (Inception) through December 31, 2000
REVENUES:			
Net revenues from residents	$ 522,214	$ 221,177	$ –
Income from communities' operations	–	–	2,222
Interest income	297	92	–
Total revenues	522,511	221,269	2,222
EXPENSES:			
Wages and benefits	237,714	155,012	–
Other operating expenses	182,542	47,949	–
Management fee to Marriott Senior Living Services, Inc.	16,643	–	–
Rent to Senior Housing Properties Trust	75,389	–	–
General and administrative	15,415	15,593	3,519
Depreciation and amortization	1,885	1,321	317
Impairment of assets	150	–	–
Interest expense	198	–	–
Restructuring costs	122	–	–
Spin off and merger expense, non recurring	2,829	–	–
Total expenses	532,887	219,875	3,836
(Loss) income from continuing operations before income taxes	(10,376)	1,394	(1,614)
Provision for income taxes	–	–	–
(Loss) income from continuing operations	(10,376)	1,394	(1,614)
(Loss) income from discontinued operations	(2,798)	(867)	298
Net (loss) income	$ (13,174)	$ 527	$ (1,316)
Weighted average shares outstanding	7,556	4,374	4,374
Basic and diluted (loss) income per share from:			
Continuing operations	$ (1.37)	$ 0.32	$ (0.37)
Discontinued operations	(0.37)	(0.20)	0.07
Net (loss) income per share	$ (1.74)	$ 0.12	$ (0.30)

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Shareholders' Equity

(dollars in thousands, except share data)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at April 27, 2000 (inception)	1,000	$ –	$ 1	$ –	$ 1
Contribution from Senior Housing Properties Trust, net	–	–	56,003	–	56,003
Net loss	–	–	–	(1,316)	(1,316)
Balance at December 31, 2000	1,000	–	56,004	(1,316)	54,688
Issuance of stock, pursuant to spin-off	4,373,334	44	189	–	233
Distribution to Senior Housing Properties Trust, net	–	–	(5,215)	–	(5,215)
Net income	–	–	–	527	527
Balance at December 31, 2001	4,374,334	44	50,978	(789)	50,233
Issuance of stock, pursuant to merger of FSQ, Inc.	250,000	2	1,873	–	1,875
Issuance of stock, pursuant to equity offering	3,823,300	38	26,039	–	26,077
Stock grants	5,000	–	36	–	36
Net loss	–	–	–	(13,174)	(13,174)
Balance at December 31, 2002	8,452,634	$ 84	$ 78,926	$ (13,963)	$ 65,047

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year Ended December 31, 2002	Year Ended December 31, 2001	Period April 27, 2000 (Inception) through December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (13,174)	$ 527	$ (1,316)
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:			
Depreciation and amortization	1,885	1,321	317
Spin-off and merger expense	2,798	–	–
Impairment of assets	150	–	–
Loss (income) from discontinued operations	2,837	867	(298)
Provision for bad debt expense	(1,916)	1,587	–
Income from communities' operations	–	–	(2,520)
Changes in assets and liabilities:			
Accounts receivable	12,310	9,571	–
Prepaid expenses and other current assets	778	(2,685)	–
Accounts payable and accrued expenses	6,802	(4,905)	–
Accrued compensation and benefits	524	(492)	–
Due from Senior Housing Properties Trust	(3,480)	2,232	–
Other current liabilities	441	(8,316)	–
Cash provided by (used in) operating activities	9,947	(293)	(3,817)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Transfer of working capital by lease	10,722	–	–
Change in restricted cash	(7,445)	–	–
Real estate acquisitions, net of assumed mortgage	(44,927)	–	(2,300)
Furniture and equipment purchases	(6,954)	(2,176)	–
Investment in communities' operations	–	–	(38,530)
Cash used in investing activities	(48,604)	(2,176)	(40,830)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock, net	26,113	233	1
Owners contribution, net	–	12,783	44,348
Payment of deferred financing costs	(1,055)	(1,016)	–
Proceeds from mortgage payable	–	9,100	–
Cash provided by financing activities	25,058	21,100	44,349
Net cash (used in) provided by discontinued operations	(1,074)	(867)	298

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows (continued)

(dollars in thousands)

	Year Ended December 31, 2002	Year Ended December 31, 2001	Period April 27, 2000 (Inception) through December 31, 2000
Change in cash and cash equivalents	$ (14,673)	$ 17,764	$ –
Cash and cash equivalents at beginning of year	24,943	7,179	–
Cash and cash equivalents at end of year	$ 10,270	$ 24,943	$ –
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 145	$ –	$ –
Non-cash investing and financing activities:			
Acquisition of assets by merger	(1,052)	–	–
Assumption of liabilities by merger	2,006	–	–
Assumption of mortgage	15,775	–	–
Issuance of common stock for merger	1,875	–	–
Assumption of assets by lease	(12,061)	–	–
Assumption of liabilities by lease	22,783	–	–
Contribution of real estate and related property from Senior Housing Properties Trust	–	(2,232)	(23,759)
Distribution of real estate and other assets to Senior Housing Properties Trust	–	29,330	–
Liabilities assumed by communities' operations	–	–	12,004
Assumption of mortgage payable by Senior Housing Properties Trust	–	(9,100)	–

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

(dollars in thousands, excpet per share data)

1. ORGANIZATION AND BUSINESS

Five Star Quality Care, Inc. (the "Company") was organized on April 27, 2000, as a wholly owned subsidiary of Senior Housing Properties Trust ("Senior Housing"). The Company was incorporated in Delaware in 2000 and reincorporated in Maryland on September 20, 2001. Effective July 1, 2000, the Company assumed the operations of healthcare communities from two former bankrupt tenants of Senior Housing.

On December 31, 2001, Senior Housing distributed all of the Company's common shares to its shareholders (the "Spin-Off"). Concurrent with the Spin-Off, the Company entered into a lease for 56 nursing home communities and a transaction agreement with Senior Housing and others to govern the initial capitalization of the Company and other events related to the Spin-Off. Pursuant to the transaction agreement, the Company's initial capitalization of $50,000 was provided by Senior Housing. In connection with the Spin-Off, the Company (i) transferred seven properties and other assets with a net book value at December 31, 2001, of $29,330 to Senior Housing, (ii) conveyed a mortgage obligation of $9,100 at December 31, 2001, to Senior Housing and (iii) obtained title to two properties with a net book value of $2,232 at December 31, 2001, from Senior Housing.

On January 2, 2002, the Company acquired FSQ, Inc. ("FSQ") in order to acquire the personnel, systems and assets necessary to manage the healthcare communities it leases from Senior Housing. On January 11, 2002, the Company entered into a lease with Senior Housing for 31 independent and assisted living communities managed by Marriott Senior Living Services, Inc. ("MSLS"), a subsidiary of Marriott International, Inc. ("Marriott"). On April 1, 2002, the Company purchased and began to operate five additional independent and assisted living communities. On October 25, 2002, the Company sold one community purchased on April 1, 2002 to Senior Housing and entered into a lease with Senior Housing for that community and eight other independent and assisted living communities. On that same day the Company also purchased and began operating seven additional independent and assisted living communities.

At December 31, 2002, the Company's business included 105 communities containing 14,140 units, including 51 primarily independent and assisted living communities containing 9,188 units and 54 nursing homes containing 4,952 units.

The Company has experienced losses and estimates the revenues received from Medicare and Medicaid will decline and the cost of insurance will increase. In addition, the cost of the Company's litigation with Marriott and MSLS may be significant and the potential transfer of the related management agreements may have an adverse impact on the Company's financial results or increase its working capital requirements (see note 17). Management believes that a combination of some or all of the Company's efforts to increase revenues, contain or reduce costs, its ability to borrow on its revolving credit facility, the Company's ability to obtain financing from Senior Housing for capital improvements made to communities leased from Senior Housing and the possibility of sales or financings of its owned communities will be sufficient for the Company to meet its working capital needs, operating expenses, rent payments to Senior Housing, debt service and capital expenditures in the normal course of its business for the forseeable future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All intercompany transactions have been eliminated.

The Company was owned by Senior Housing until December 31, 2001; and 2000 and 2001 transactions are presented on Senior Housing's historical basis. During 2000 and 2001, substantially all of the cash from the communities' operations received by the Company was deposited in and commingled with Senior Housing's general funds, and Senior Housing provided funds for working capital and other cash required by the Company. General and administrative expenses in 2000 and 2001 are comprised of costs incurred by Senior Housing and charged to the Company primarily based on a specific identification basis, which in the opinion of management is reasonable. It is not practicable to estimate additional costs that would have been incurred by the Company as a separate entity during 2000 and 2001.

Communities' operations commenced by the Company on July 1, 2000, were initially subject to completion of state and Federal regulatory processes, which were substantially completed on December 31, 2000. As a result, for the period July 1, 2000, through December 31, 2000, the communities were accounted for using the equity method. Net income from these operations for the 2000 period is reported as income from communities' operations in the Consolidated Statement of Operations.

Under the terms of the management agreements for the communities managed by MSLS the Company has provided MSLS with working capital to be used in the operation of the communities. The components of the working capital, primarily cash and cash equivalents, inventories, trade accounts receivable and accounts payable, are controlled by MSLS on the Company's behalf, but the Company retains the risks and rewards associated with the underlying assets and liabilities. Accordingly, the components of this working capital (including cash and cash equivalents of $2,655 at December 31, 2002) are included in the Company's consolidated balance sheet.

(dollars in thousands, excpet per share data)

Estimates and assumptions. Preparation of these financial statements in conformity with accounting principles generally accepted in the Unites States requires management to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

Cash and cash equivalents. Cash and cash equivalents, consisting of overnight repurchase agreements and short-term investments with original maturities of three months or less at the date of purchase, are carried at cost plus accrued interest, which approximates market.

Restricted cash. Restricted cash as of December 31, 2002, includes the following: (1) $3,860 deposited by the Company as security for letters of credit which secure obligations arising from the Company's professional liability insurance program, (2) $521 escrowed by the Company required by certain healthcare regulatory agencies, (3) $1,150 escrowed by the Company for future capital expenditures, as required by the management agreements with MSLS, (4) $419 escrowed by the Company related to real estate taxes and capital expenditures as required by mortgages and (5) $7,361 that have been escrowed related to continuing care contracts for certain MSLS managed communities (see note 8).

Accounts receivable and reserves. Accounts receivable are recorded at their estimated net realizable value. In the case of receivables generated from residents, reserves for uncollectible amounts are estimated based upon factors which include, but are not limited to, the age of the receivable and the terms of the agreements with residents or their third party payors. In the case of other receivables, such as those due from various governments or other entities with which the Company has transacted business, reserves are estimated based upon factors which include, but are not limited to, the agreements with such payors, their stated intent to pay, their financial capacity to pay and other factors which may include litigation. Accounts receivable reserves are estimates and the Company periodically reviews and revises these estimates based on new information; and such adjustments may be material.

During 2002, 2001 and 2000, the Company increased its allowance for doubtful accounts reserve by $4,387, $3,283 and $2,200, respectively, and wrote off accounts receivable of $4,502, $1,696 and $1, respectively.

Included in accounts receivable as of December 31, 2002 and 2001 are amounts due from the Federal Government Medicare program of $11,026 and $14,020, respectively, and amounts due from various state Medicaid programs of $14,985 and $17,979, respectively.

Deferred finance costs. Issuance costs related to borrowings are capitalized and amortized over the terms of the respective loans. The unamortized balance of deferred finance costs and accumulated amortization were $828 and $51, respectively, at December 31, 2002. The weighted average amortization period is approximately three years. The amortization expense to be incurred over the next thee years as of December 31, 2002 is $276 in 2003, $276 in 2004 and $225 in 2005.

Income taxes. Prior to the Spin-Off, substantially all of the Company's taxable income was included in the taxable income of Senior Housing for federal income tax purposes. Senior Housing qualified as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, and, prior to December 31, 2001, the Company was a subsidiary of Senior Housing. After the Spin-Off, the Company is a separate taxable "C" corporation and responsible for its own tax liabilities and filings.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Because the Company has a short operating history as a separate company during which it has generated no taxable income, it has fully reserved the value of the net deferred tax asset (see note 6).

Real estate properties. Depreciation on real estate properties is expensed on a straight-line basis over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property. Management regularly evaluates whether events or changes in circumstances have occurred that could indicate an impairment in the value of long-lived assets. If there is an indication that the carrying value of an asset is not recoverable, management estimates the projected undiscounted cash flows of the related individual properties (the lowest level for which there are identifiable cash flows independent of other groups of assets) to determine if an impairment loss should be recognized. The amount of impairment loss is determined by comparing the historical carrying value of the asset to its estimated fair value. Estimated fair value is determined through an evaluation of recent financial performance and projected discounted cash flows of properties using standard industry valuation techniques. In addition to consideration of impairment upon the events or changes in circumstances described above, management regularly evaluates the remaining lives of its long-lived assets. If estimated lives are changed, the carrying value of affected assets is allocated over the revised remaining lives. During 2002, the Company wrote off certain impaired assets with a carrying value of $772.

Notes to Consolidated Financial Statements (continued)

(dollars in thousands, excpet per share data)

Self insurance. The Company is self insured up to certain retained limits for workers' compensation, professional liability, and, as of August 2002, employee health insurance. Claims in excess of these retained limits are insured by third party insurance providers up to contractual limits, over which the Company is self insured. The Company accrues the estimated cost of self insured amounts based on projected settlements for pending claims, known incidents which it expects may result in claims, estimates of incurred but not yet reported claims and incidents and expected changes in premiums for insurance provided by third party insurers where its policies provide for retroactive adjustments. Periodically these estimates are adjusted based upon the Company's claims experience, recommendations from its professional consultants, changes in market conditions and other factors; and such adjustments may be material.

Restructuring costs. During 2002, the Company reduced the number of its regional offices and had staff reductions in its home office. As a result, the Company incurred restructuring costs of $122 for severance payments to terminated employees all of which was paid in 2002.

Per common share amounts. Loss per share for the year ended December 31, 2002, is computed using the weighted average number of shares outstanding during the year. Earnings per share for the year ended December 31, 2001 and the period April 27, 2000 (inception) through December 31, 2000, have been presented as if the shares outstanding at December 31, 2001, were outstanding as of April 27, 2000. The Company has no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Revenue recognition. The Company's revenues are derived primarily from services to residents at communities it owns or leases. The Company accrues revenues when services are provided and revenues are earned. Some of its services are provided with the expectation of payment from governments or other third party payors; related revenues are reported at their estimated net realizable amounts at the time the services are provided. Approximately 39% and 78% of 2002 and 2001 net resident revenues, respectively, were derived from payments under Federal and state medical assistance programs. The Company accrues for revenues when services are provided at standard charges adjusted to amounts estimated to be received under governmental programs and other third-party contractual arrangements. Revenues under some of these programs are subject to audit and retroactive adjustment.

In October 2002, temporary increases in Medicare payment rates expired. Medicare revenues totaled $68,400 and $35,400 during 2002 and 2001, respectively. Assuming the Company's 2003 census of Medicare residents is comparable to 2002, it estimates that revenues received from Medicare in 2003 will decline by approximately $6,900 from 2002 revenues received from Medicare. Medicaid revenues totaled $142,600 and $127,900 during 2002 and 2001, respectively. Some of the states in which the Company operates have reduced or announced plans to reduce Medicaid funding to address state budget shortfalls. The magnitude of the combined Medicare and Medicaid rate reductions impact upon the Company currently cannot be estimated, but it may be material. Medicare and Medicaid rates declines may have a negative impact on the Company's revenues and may increase the Company's losses.

New Accounting Pronouncements. In 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141 "Business Combinations" ("FAS141"), SFAS No. 142 "Goodwill and Other Intangible Assets" ("FAS 142") and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). The Company's adoption of FAS 141, FAS 142 and FAS 144 on January 1, 2002, had no effect on the Company's financial position or results of operations at that time. See note 12 regarding discontinued operations.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145"). The provisions of this standard eliminate the requirement that a gain or loss from the extinguishment of debt be classified as a extraordinary item, unless it can be considered unusual in nature and infrequent in occurrence. The Company will implement FAS 145 on January 1, 2003, which implementation is currently expected to have no impact on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 reconsiders all of the prior guidance regarding restructuring charges, employee termination benefits and other costs to exit an activity. FAS 146 applies to costs associated with (a) certain termination benefits (commonly identified as one-time termination benefits), (b) costs to terminate a contract that is not a capital lease, and (c) other associated costs including costs to consolidate facilities or relocate employees. FAS 146, which may be adopted early, is effective for exit and disposal activities initiated after December 31, 2002. The Company is currently evaluating FAS 146 and is unable, at this time, to determine the impact, if any, that might exist as a result of adopting this standard.

Reclassifications. Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(dollars in thousands, excpet per share data)

3. INCOME FROM COMMUNITIES' OPERATIONS

Effective July 1, 2000, the Company assumed operating responsibility for healthcare communities pending final required healthcare regulatory approvals. Because all licensing approvals had not been received by December 31, 2000, net income from these communities is reflected as income from communities' operations in the Consolidated Statements of Operations for the period April 27, 2000 (inception) through December 31, 2000.

Summary financial data for these communities' operations is as follows:

	July 1 through December 31, 2000
Revenues	$ 106,954
Expenses	104,732
Income from communities' operations	$ 2,222

4. PROPERTY AND EQUIPMENT

Property and equipment, as of December 31, 2002 and 2001, consist of:

	2002	2001
Land	$ 4,947	$ 237
Buildings and improvements	57,468	1,999
Furniture, fixtures and equipment	9,663	885
	72,078	3,121
Accumulated depreciation	(1,749)	(207)
	$ 70,329	$ 2,914

5. LINE OF CREDIT

On October 24, 2002, a subsidiary of the Company entered into a revolving credit facility agreement. The interest rate on borrowings on this facility is LIBOR plus a spread. The maximum amount available under this facility is $12,500, and is subject to limitations based upon qualifying collateral. The facility is available for acquisitions, working capital and general business purposes. The facility is secured by accounts receivable (totaling $19,172, net of allowances of $1,548, as of December 31, 2002) generated at some of the Company's communities and contains covenants such as maintenance of collateral, maintenance of lockbox accounts designed to provide access to the collateral and related collections to lenders, consolidated minimum net worth and certain other financial ratios. Accounts receivable which secure the facility are transferred by our subsidiary operators to a wholly-owned finance subsidiary of ours. In certain circumstances subject to lender and collateral availability, the maximum borrowings under this facility may be increased to $25,000. As of December 31, 2002 zero was outstanding under the facility.

6. INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001, are as follows:

	2002	2001
Deferred tax assets (liabilities):		
Allowance for doubtful accounts	$ 1,671	$ 1,325
Accrued liabilities	600	-
Net operating loss carry forwards	3,112	168
Book vs. tax depreciation	(163)	1,977
Continuing care contracts	2,235	-
Deferred income	200	-
Net deferred tax asset before valuation allowance	7,655	3,470
Valuation allowance	(7,655)	(3,470)
Net deferred tax asset	$ -	$ -

(dollars in thousands, excpet per share data)

During 2001 some of the Company's subsidiaries were taxable entities separate from Senior Housing and generated net operating loss carryforwards for tax purposes. These subsidiary net operating loss carryforwards total $168 at December 31, 2002, and may be used under certain conditions to reduce the Company's future taxable income. For the year ended December 31, 2002, the Company estimates that it created an additional net operating loss carry forward of $5,347 for tax purposes. Because the Company has a short operating history as a separate company during which it has generated no taxable income, it has fully reserved the value of the net deferred tax asset. As a result, the Company has recorded no income tax benefit for the years ended December 31, 2002 and 2001. The net operating loss carryforwards will expire beginning in 2020, if unused.

The provision for taxes on net (losses) income differs from the amount computed by applying the U.S. federal income tax rate as a result of the following:

For the years ended December 31,

	2002	2001	2000
Taxes at statutory U.S. federal income tax rate	34.0%	34.0%	34.0%
State and local income taxes, net of federal tax benefit	4.0%	4.0%	4.0%
Non deductible spin-off and merger expenses	(8.4%)	–	–
Other	2.2%	–	–
Effective tax rate	31.8%	38%	38%
Tax valuation allowance	(31.8%)	(38%)	(38%)

7. MORTGAGES PAYABLE

One of the properties acquired by a subsidiary of the Company in October 2002 is encumbered by two mortgage notes secured by first and second deeds of trust. These deeds of trust mortgages are guaranteed by the United States Department of Housing and Urban Development ("HUD"). The property must meet HUD's standards and regulations, and our subsidiary is subject to restrictions as to operating policies, distributions, operating expenditures and maintenance of 32 units as qualified subsidized housing. Monthly payments are required to be made into a replacement reserve fund from which withdrawals are subject to the approval of HUD. In addition, the subsidiary is required to make monthly escrow deposits for taxes and insurance. These mortgage obligations are non-recourse to the Company.

	First Mortgage	Second Mortgage	Total
Principal balance at December 31, 2002	$ 9,342	$ 6,434	$ 15,776
Mortgage premium	220	127	347
Total mortgage payable	$ 9,562	$ 6,561	$ 16,123
Less current portion	(92)	(49)	(141)
Long term portion	$ 9,470	$ 6,512	$ 15,982
Cash interest rate	9.65%	8.00%	
Effective interest rate	6.75%	6.75%	
Amortization period	40 Years	35 Years	
Maturity date	December 2028	November 2033	

Principal payments due under the terms of these mortgages are as follows:

2003	$ 141
2004	156
2005	170
2006	186
2007	204
Thereafter	14,919
Total	$ 15,776

(dollars in thousands, excpet per share data)

As required by SFAS No. 142, mortgage premiums totaling $412 were established in accounting for the acquisition of the mortgaged property in order to record the assumed mortgages at their estimated fair value. The mortgage premiums will be amortized as a reduction to interest expense over the estimated period the mortgages will remain outstanding. Interest expense on the mortgages was $198 for the year ended December 31, 2002, which is net of mortgage premium amortization of $65.

8. CONTINUING CARE CONTRACTS

Long term liabilities as of December 31, 2002, includes $10,681 related to continuing care contracts at some of the communities managed for us by MSLS. These contracts require residents to make advance payments which are recognized as revenues over the periods in which the service obligations are expected to be satisfied, and, to a lesser extent refundable security deposits. Portions of these advances payments are included in restricted cash on the Company's balance sheet.

9. LEASES

Effective January 1, 2002, the Company entered into a noncancelable lease with Senior Housing for 56 communities. The lease is a "triple-net" lease which requires that the Company pay for all costs incurred in the operation of the communities, including the cost of insurance and real estate taxes. The lease also requires the Company to maintain the communities during the lease term and to indemnify Senior Housing for any liability which may arise from its ownership during the lease term. The lease initially required minimum rent payments to Senior Housing of $7,000 per year and percentage rent starting in 2004. In 2002, the Company ceased to operate one of these leased communities. Pursuant to the lease terms, that community was sold, the net proceeds were paid to Senior Housing and the annual rent was reduced by 10% of the net sales proceeds or $77. The revised annual minimum rent payable to Senior Housing is $6,923. The lease expires on December 31, 2018, and the Company has one renewal option for an additional 15 years.

On January 11, 2002, the Company entered into a second noncancelable lease with Senior Housing for 31 retirement communities. These communities are managed by MSLS. The lease is a "triple-net" lease which requires that the Company pay for all costs incurred in the operation of the communities, including insurance and real estate taxes. The lease also requires the Company to maintain the communities during the lease term and to indemnify Senior Housing for any liability which may arise from its ownership during the lease term. The lease expires on December 31, 2017, and the Company has two renewal options totaling an additional 15 years.

In connection with this lease the Company acquired the working capital of the communities which included cash and cash equivalents of $5,482. As described in Note 2, the components of this working capital are controlled by MSLS. The Company also assumed the long term liabilities of the communities which consisted primarily of advance payments received from residents for future services. In accordance with the agreement governing this transaction and the Spin-Off, Senior Housing agreed to fund the excess of the liabilities the Company assumed over the assets acquired. This resulted in a $5,240 cash transfer to the Company from Senior Housing.

On October 25, 2002, the Company and Senior Housing agreed to modify this lease. Prior to this lease modification, the Company was required to make periodic deposits into an escrow account for future capital expenditures at these 31 leased communities. These deposits were paid to Senior Housing and were recorded as rent expense on the Company's consolidated statement of operations. From the period January 11, 2002 through September 30, 2002, the Company deposited $5,376 into escrow accounts owned by Senior Housing that was recorded as rent expense. As a result of this modification, effective October 1, 2002, the deposits are made into escrow accounts which the Company owns and Senior Housing has a security and remainder interest in these accounts and in all property purchased with funding from these accounts. The amount and use of these escrows are unchanged by this amendment; however, subsequent to September 30, 2002, the Company does not record rent expense as a result of these deposits.

On October 25, 2002, the Company sold one community to Senior Housing for approximately $12,700, which was the approximate net book value of that community and its estimated fair value at the time of the sale to Senior Housing. On the same day the Company leased this property along with eight other senior living properties from Senior Housing. The lease is a "triple-net" lease and requires that the Company pay for all costs incurred in the operation of the communities, including insurance and real estate taxes. The lease also requires the Company to maintain the communities during the lease term and to indemnify Senior Housing for any liability which may arise from its ownership during the lease term. The lease requires minimum rent payments to Senior Housing of $6,285 per year and percentage rent starting in 2005. The lease expires on December 31, 2019, and the Company has one renewal option for an additional 15 years.

(dollars in thousands, excpet per share data)

The future minimum rent required by these three leases as of December 31, 2002, is as follows:

2003	$ 76,208
2004	76,208
2005	76,208
2006	76,208
2007	76,208
Thereafter	781,573
	$ 1,162,613

10. SHAREHOLDERS' EQUITY

During 2002, the Company issued 3,823,300 common shares, in an underwritten public offering, for gross proceeds of approximately $28,522. Proceeds received, net of underwriting commissions and other costs, were $26,077.

On May 7, 2002, the Company issued 1,000 common shares to each of its five directors as part of their annual compensation. The shares were valued at $7.10 per share, which was the closing price of the Company's common shares on the American Stock Exchange on the date of issue.

The Company reserved 650,000 shares of the Company's common shares under the terms of the 2001 Incentive Share Award Plan (the "Award Plan"). During the year ended December 31, 2002, no common shares were awarded to officers of the Company.

11. ACQUISITIONS

In January 2002, the Company entered into a lease with Senior Housing for 31 independent and assisted living communities managed by MSLS. In connection with this transaction, the Company acquired the net working capital of the communities of $6,537, assumed certain long term liabilities totaling $12,202 and received cash from Senior Housing of $5,665. The Company preliminarily allocated the purchase price on the basis of the fair value of assets acquired and liabilities assumed.

In April 2002, the Company purchased five senior living communities for $45,500 in cash, all of which was allocated to the property and equipment acquired.

In October 2002, the Company purchased an additional seven senior living communities for $27,000, all of which was allocated to the property and equipment acquired. To finance this purchase, the Company sold one of its existing communities to Senior Housing for approximately $12,700 and assumed $15,798 of mortgage debt, which had a fair value of $16,210. In connection with this transaction, the Company leased another eight senior living communities from Senior Housing.

Each of these acquisitions has been accounted for using the purchase method of accounting. As such, the results of operations of each of the communities acquired have been included in the Company's statement of operations from the date of acquisition. No goodwill was recorded related to any of the acquisitions.

The Company has not yet finalized the purchase accounting with respect to these acquisitions due to certain information that has been unavailable since the date of the transactions.

(dollars in thousands, excpet per share data)

12. PRO FORMA INFORMATION (UNAUDITED)

Pro forma operating results assuming commencement of operations as of January 1, 2001, of the 51 communities the Company acquired or leased during 2002, and assuming that the Company's sale of 3,823,000 common shares occurred on January 1, 2001, are as follows:

	2002	2001
	(unaudited)	
Revenues	$ 563,193	$ 545,662
Expenses	573,688	542,173
Net (loss) income from continuing operations	(10,495)	3,489
Loss from discontinued operations	(2,798)	(867)
Net (loss) income	$ (13,293)	$ 2,622
Weighted average shares outstanding	8,447	8,447
Net (loss) income per share	$ (1.57)	$ 0.31

13. DISCONTINUED OPERATIONS

During 2002, the Company ceased operations at two leased nursing homes: one community in Phoenix, Arizona, which was leased from Senior Housing; and one community in Campbell, Nebraska, which was leased from that municipality. The Arizona community was closed and subsequently sold by Senior Housing for $770 which caused a $77 reduction in annual minimum rent payable in accordance with the lease terms. The operations of the Nebraska community were assumed by its owner. As of December 31, 2002, substantially all of the Company's assets and liabilities related to these nursing homes have been disposed of and paid, respectively.

Also in 2002, the Company decided to sell one additional nursing home located in Connecticut. Until this decision, the Company was exploring alternative uses for this property, including the possibility of developing age restricted housing at this community. The Company's decision to abandon these efforts and sell this property resulted in the classification of this community as a discontinued operation in 2002. The shut down of the healthcare operations of this community occurred in 2001 and was accomplished pursuant to an agreement with, and authorization from, the Connecticut Department of Social Services. That agreement provides for certain Medicaid rate adjustments to compensate for shut down losses attributable to Medicaid patients who were residents at the community. The Company recorded a receivable of approximately $1,450 of expected Medicaid rate adjustments for these shut down costs. In November 2002, the Company received a revised notice from the Connecticut Medicaid authorities that rate adjustments totaling about only $512 would be authorized. The remainder of this receivable has been written off by the Company and is included in the loss from discontinued operations for 2002. In addition, during 2002, the Company recorded an asset impairment charge of $772 related to this community, primarily because of a decline in the value of skilled nursing bed licenses which are held for sale.

The financial statements for all periods presented have been reclassified to present these three communities as discontinued operations. Below is a summary of the operating results of these communities:

	Year ended December 31,		Period April 27, 2000 (Inception) through
	2002	2001	December 31, 2000
Revenues	$ 2,655	$ 8,057	$ 7,530
Expenses	5,453	8,924	7,232
Net (loss) income	$ (2,798)	$ (867)	$ 298

14. TRANSACTIONS WITH AFFILIATES OTHER THAN COMMUNITY LEASES

On October 1, 2000, the Company entered into management agreements with FSQ to manage the operations of the communities it then owned. Messrs. Martin and Portnoy, the Company's managing directors, owned FSQ until its merger with the Company, on January 2, 2002. In the merger with FSQ, the Company issued 125,000 shares to each of Messrs. Portnoy and Martin and assumed all of the assets and liabilities of FSQ. During 2001 and 2000, management fees paid to FSQ totaled approximately $11,500 and $5,100, respectively.

(dollars in thousands, excpet per share data)

During 2000, HRPT Properties Trust ("HRPT"), an affiliate of Senior Housing, foreclosed on a mortgage with a principal balance outstanding of $2,400 that had been in default. The collateral security for this mortgage was an assisted living community in the vicinity of a nursing home operated by the Company. In November 2000, a subsidiary of the Company purchased this community from HRPT for $2,300, its appraised value.

Pursuant to the Spin-Off transaction agreement, Senior Housing agreed to contribute $50,000 of net working capital to the Company on December 31, 2001. Amounts were estimated on December 31, 2001, and the transaction agreement provided that a true up of amounts contributed would be completed subsequent to the year end. The amount owed to Senior Housing was approximately $3,300 as of December 31, 2001. This amount was paid to Senior Housing by the Company during 2002.

Pursuant to the Spin-Off transaction agreement, the Company entered into a shared services agreement with Reit Management and Research, LLC ("RMR"). Messrs. Martin and Portnoy own RMR. RMR performs services for the Company that RMR historically performed for FSQ, Inc. The Company pays RMR a fee equal to 0.6% of revenues. This agreement automatically renews each year unless the Company or RMR decide to cancel the agreement. During 2002, the Company paid RMR $2,990 for services related to this contract.

As part of the Spin-Off transaction, and in order that HRPT could make a round lot distribution to its shareholders of one for 100 of Company shares which HRPT received as a shareholder of Senior Housing, HRPT acquired 7,000 shares of common stock from the Company for $7.26 per share. This purchase price per share was determined as the average trading price of the Company's shares on the date of the Spin-Off as reported by the American Stock Exchange.

The Company leases its headquarters from an entity owned by Messrs. Martin and Portnoy. The lease expires in 2011. The rent paid by the Company in 2002 was $539.

15. EMPLOYEE BENEFIT PLAN

During 2001, the Company established an employee savings plan under the provisions of the Internal Revenue Code section 401(k). All employees are eligible to participate in the plan and are entitled, upon termination or retirement, to receive their portion of the plan assets. The Company does not contribute to this plan, but does pay certain expenses of the plan. Plan expenses were $24 and $30 for the years ended December 31, 2002 and 2001, respectively.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are limited to cash and cash equivalents, accounts receivable, accounts payable, continuing care contracts and mortgages payable. The fair value of these financial instruments was not materially different from their carrying values at December 31, 2002 and 2001. The Company's estimates of fair values were based on current market prices and discounted cash plan analysis.

17. COMMITMENTS AND CONTINGENCIES

Connecticut Strike Costs. During 2001, nursing homes that the Company operated in Connecticut were involved in a statewide labor dispute. During a strike, the Company incurred costs to hire temporary staff and provide security services for residents and temporary employees. At about the time of this strike, the Governor of Connecticut and the Connecticut Department of Social Services stated and agreed to adjust Medicaid rates to compensate for a portion of these increased costs. Litigation was brought by the striking union against the Governor and Commissioner of the Department of Social Services, and, on September 13, 2002, the United States District Court for Connecticut issued a declaratory ruling that Medicaid subsidies other than those to reimburse costs incurred to protect the health and safety of residents are violations of federal labor law. The Connecticut Department of Social Services continues to review and process the Company's claims for these adjustments, which total approximately $1,500 as of December 31, 2002. Also, the Company received and recognized as revenue approximately $350 of such payments in 2001. In the event that the Connecticut Department of Social Services determines not to make payments or seeks reimbursement of payments previously made, and the Company's defenses and claims are not fully successful, it may incur related losses from a failure to collect these receivables in the future. The Company intends to vigorously pursue these claims.

Receivables from Integrated Health Service / Department of Health and Human Services. During 2000, the Company assumed the operations of 40 nursing homes from Integrated Health Services, Inc. and certain related entities (together "IHS"), a company in bankruptcy, pursuant to a court approved settlement agreement. Because of complex legal and governmental processes necessary to transfer nursing home licenses and Medicare and Medicaid payments, arrangements were agreed for IHS to continue to receive payments from such third party payors for services provided at the nursing homes following our assumption of operations, including an agreement among the Company, IHS and the Secretary of the United States Department of Health and Human Services ("HHS"). These arrangements were approved by the bankruptcy court and generally honored by IHS with respect to approximately $42,000 received by IHS for the

(dollars in thousands, excpet per share data)

Company's account. The Company initially believed IHS had received an additional $2,000 which was due and this amount was included in accounts receivable at September 30, 2002.

When IHS refused to pay this amount the Company commenced suit in the bankruptcy court in August 2002. Following the filing of the suit settlement discussions were started. In December 2002, IHS paid approximately $700 of the receivable balance. IHS has asserted that it is only obligated to deliver funds received from third party payors. Recently the Company has begun settlement discussions with HHS concerning the remaining $1,300 of the receivable balance which may not have been paid by HHS. The Company intends to vigorously pursue these claims, but the Company cannot predict the outcome of this litigation, the settlement discussions or its ability to collect amounts which are due from IHS or HHS. If the Company does not collect this claim the uncollected amounts, net of applicable reserves, may be recorded as a loss in future periods.

Marriott Management Agreements. Shortly after the Company began to lease the 31 communities managed by MSLS and Marriott, it began to question their financial and operations management. Among other matters, it questioned: (i) whether Marriott's pooled insurance costs were fairly allocated to the communities and to other operations of Marriott; (ii) whether Marriott realized unfair profits by purchasing goods and services for these communities from Marriott affiliated businesses; (iii) whether Marriott and MSLS improperly charged the communities for home office personnel and costs which should have been borne by Marriott and MSLS in return for their management fees; (iv) whether excessive amounts of the 31 communities revenues were retained by MSLS and Marriott as working capital cash and used for other Marriott operations without compensation to the Company; (v) whether deposits received from the communities' residents were improperly retained by Marriott or MSLS and used interest free for Marriott's own purposes; (vi) whether MSLS and Marriott were directing business away from the managed communities to other properties which MSLS operates for its own account; (vii) whether adequate collection procedures were in effect to reduce bad debt expenses or if uncollectable revenues were accrued to inflate management fees; (viii) whether MSLS and Marriott refused to prepare a plan to close a chronically loss producing community in order to continue collecting management fees; and (ix) generally whether the managed communities are being properly marketed and managed. Marriott and MSLS denied that they breached their obligations under the management contracts; however, as result of these inquiries and demand notices from the Company, Marriott has to date paid the Company a total of approximately $2,300.

In July 2002, Marriott publicly announced its intention to exit the senior living management business and hired an investment bank to auction MSLS. The Company and Senior Housing submitted a combined bid for MSLS, but that bid was not accepted. During this auction process, the Company and Senior Housing asserted that the management contracts require their approval for, or otherwise restricted, the sale of MSLS. Marriott denied this assertion.

On November 27, 2002, Marriott and MSLS sued the Company and Senior Housing in the Circuit Court for Montgomery County, Maryland. This lawsuit seeks a declaration that Marriott and MSLS have not breached the management contracts, or, if they have breached, that their breaches are not sufficiently material to permit termination of the management contracts. The Company and Senior Housing have answered that there have been material breaches sufficient to terminate the management contracts and have counter-claimed for money damages. A preliminary injunction was issued in this case on January 28, 2003, upon Marriott's and MSLS's request, which prohibits the Company and Senior Housing from terminating the management contracts until completion of the trial. The Company and Senior Housing have appealed the preliminary injunction ruling. No schedule for that appeal has as yet been established. The trial on this case has been preliminarily scheduled for April 2004.

Also on November 27, 2002, the Company and Senior Housing sued Marriott and MSLS in the Superior Court for Middlesex County, Massachusetts. An amended complaint was filed on January 27, 2003. Among other matters, this lawsuit sought a declaration that the Company and Senior Housing may terminate the management agreements in the event of a sale of MSLS. In December 2002, the Company's and Senior Housing's request for a preliminary injunction to prevent the sale of MSLS until trial was denied. Thereafter, on December 30, 2002, Marriott announced that it has entered an agreement to sell MSLS to Sunrise Assisted Living, Inc. ("Sunrise"). A hearing on the Company's and Senior Housing's request for a preliminary determination of the rights of the parties upon completion of the proposed sale was held on February 21, 2003. At the same February 21 hearing, the court also considered Marriott's and MSLS's motion to dismiss the amended complaint. On March 4, 2003, the Massachusetts Court granted the motion to dismiss. The Company and Senior Housing intend to seek clarification of their rights upon sale of MSLS to Sunrise and are considering whether to appeal the Massachusetts court decision.

The Company believes that Marriott and MSLS have materially breached the management agreements. The Company also believes that the management agreements may be terminated if MSLS is sold to Sunrise. However, the factual and legal issues involved in this litigation are complex and the final outcome of this litigation cannot be predicted. Also, this litigation is likely to be expensive to conduct and the total amount of this expense cannot be estimated at this time.

(dollars in thousands, excpet per share data)

The Company has continued to pay rent for the 31 communities involved in this litigation. If the management contracts are terminated, the Company believes it will be able to operate the communities involved in this litigation. The Company is unable to predict whether MSLS owned by Sunrise will be able to manage these communities or whether that management may adversely affect the Company's ability to meet its financial obligations.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Following is summary unaudited quarterly results of operations for the years ended December 31, 2002 and 2001 and the period April 27, 2000 (Inception) through December 31, 2000:

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 119,270	$ 131,278	$ 132,895	$ 139,068
Net (loss) income	(3,369)	(7,330)	(2,506)	31
(Loss) earnings per common share	$ (0.66)	$ (0.87)	$ (0.30)	$ 0.08

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 53,689	$ 54,513	$ 55,949	$ 57,118
Net (loss) income	(839)	(1,063)	1,238	1,191
(Loss) earnings per common share[1]	$ (0.19)	$ (0.24)	$ 0.28	$ 0.27

(1) Earnings per share presented as if the shares outstanding at December 31, 2001, were outstanding throughout 2001.

19. SEGMENT INFORMATION

The Company operates in one reportable segment, which is the business of operating senior living communities, including independent living and congregate care communities, assisted living communities and nursing homes. All operations and assets of the Company are located in the United States.

Report of Independent Auditors

THE BOARD OF DIRECTORS
SENIOR HOUSING PROPERTIES TRUST:

We have audited the accompanying combined balance sheet of the Forty-two facilities acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. (Acquired Facilities) as described in note 1 as of December 31, 2000 and the related statement of operations, changes in net equity (deficit) of parent company and cash flows for the year then ended. In connection with our audit of the combined financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts. These financial statements and the financial statement schedule are the responsibility of the Acquired Facilities' management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Acquired Facilities as of December 31, 2000 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Baltimore, Maryland
September 13, 2001

FORTY-TWO FACILITIES ACQUIRED BY SENIOR HOUSING PROPERTIES TRUST
FROM INTEGRATED HEALTH SERVICES, INC.

Combined Balance Sheet (Note 1)

(dollars in thousands)

	December 31, 2000
ASSETS	
Current assets:	
Cash and cash equivalents	$ 4,514
Patient accounts and third-party payor settlements receivable (note 3)	29,266
Other current assets	576
Total current assets	34,356
Equipment less accumulated depreciation of $12	586
	$ 34,942
LIABILITIES AND SHAREHOLDERS' EQUITY OF PARENT COMPANY	
Current liabilities:	
Accounts payable and accrued expenses (note 4)	$ 9,499
Due to Senior Housing Properties Trust (note 5)	27,323
Total current liabilities	36,822
Commitments and contingencies (notes 6 and 9)	
Net deficit of Parent Company	(1,880)
	$ 34,942

See accompanying notes to combined financial statements.

FORTY-TWO FACILITIES ACQUIRED BY SENIOR HOUSING PROPERTIES TRUST
FROM INTEGRATED HEALTH SERVICES, INC.

Combined Statement of Operations (Note 1)

(dollars in thousands)

	Year Ended December 31, 2000
Total patient service revenues	$ 135,378
Costs and expenses:	
Operating expenses	131,916
Depreciation and amortization	889
Rent (note 6)	9,102
Interest, net	2,053
Loss on settlement of lease and mortgage obligations (note 1)	16,670
Total costs and expenses	160,630
Net loss	$ (25,252)

See accompanying notes to combined financial statements.

Combined Statement of Changes in Net Equity (Deficit) of Parent Company (Note 1)

(dollars in thousands)

	Year Ended December 31, 2000
Balance at December 31, 1999	$ 30,610
Net contributions from (distributions to) Parent	(7,238)
Net loss	(25,252)
Balance at December 31, 2000	$ (1,880)

See accompanying notes to combined financial statements.

FORTY-TWO FACILITIES ACQUIRED BY SENIOR HOUSING PROPERTIES TRUST
FROM INTEGRATED HEALTH SERVICES, INC.

Combined Statement of Cash Flows (Note 1)

(dollars in thousands)

	Year Ended December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (25,252)
Adjustments to reconcile net loss to net cash used by operating activities:	
Loss on settlement of lease and mortgage obligations	16,670
Depreciation and amortization	889
Increase in patient accounts and third-party payor settlements receivable	(6,642)
Decrease in other current assets	2,081
Decrease in accounts payable	(3,392)
Net cash used by operating activities	(15,646)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property, plant, and equipment	(1,472)
Net cash used by investing activities	(1,472)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayments of long-term debt	(137)
Net distributions to parent company	(7,238)
Advances from Senior Housing Properties Trust	27,323
Net cash provided by financing activities	19,948
Increase in cash and cash equivalents	2,830
Cash and cash equivalents, beginning of year	1,684
Cash and cash equivalents, end of year	$ 4,514

See accompanying notes to combined financial statements.

Notes to Combined Financial Statements

December 31, 2000 *(dollars in thousands)*

NOTE 1. BACKGROUND AND BASIS OF PRESENTATION

Prior to July 7, 2000, Integrated Health Services, Inc. (IHS or the Parent Company), through its wholly owned subsidiaries, operated various skilled nursing facilities with respect to which Senior Housing Properties Trust (SNH) was owner/lessor or first mortgage lender. In January 2000, IHS ceased making rent and interest payments on these obligations and subsequently filed for bankruptcy in February 2000.

On July 7, 2000, effective as of July 1, 2000, the Bankruptcy Court approved a settlement agreement whereby IHS' lease and mortgage obligations to a subsidiary of SNH were cancelled and IHS conveyed nine nursing homes and one parcel of non-operating real property to SNH. As a result, SNH has obtained the operations of 42 facilities previously operated by IHS (the Acquired Facilities). IHS managed the Acquired Facilities under a management agreement with SNH for the period from July 1, 2000 to September 30, 2000. An affiliate of SNH has managed the Acquired Facilities subsequent to September 30, 2000.

The Acquired Facilities' financial statements are presented for the purposes of complying with the Securities and Exchange Commission's rules and regulations regarding acquired businesses.

The combined financial statements of the Acquired Facilities reflect the historical accounts of the skilled nursing facilities, including allocations of general and administrative expenses from the IHS corporate office to the individual facilities. Such corporate office allocations, calculated as a percentage of revenue, are based on determinations that management believes to be reasonable. However, IHS has operated certain other businesses and has provided certain services to the Acquired Facilities, including financial, legal, accounting, human resources and information systems services. Accordingly, expense allocations to the Company may not be representative of costs of such services to be incurred in the future (see note 8).

The financial statements for periods prior to July 1, 2000 represent the financial position and results of operations of the Acquired Facilities as reflected in the accounts of IHS' subsidiaries. Such subsidiaries leased 19 facilities from SNH, owned 11 facilities with respect to which SNH was mortgagee, and owned, leased or managed 12 other facilities not previously affiliated with SNH.

The financial statements for the period subsequent to July 1, 2000 represent the financial position and results of operations of the Acquired Facilities as described above and give effect to the terms of the aforementioned settlement agreement. Accordingly, as of July 1, 2000, the accounts of the Acquired Facilities no longer include the property, plant and equipment and intangible assets of the facilities conveyed to SNH, related mortgage debt, mortgage interest, and depreciation and amortization of such facilities. The loss on settlement of lease and mortgage obligations of $16,670 represents the carrying value of the tangible and intangible assets of the facilities conveyed to SNH, less the related mortgage debt.

The operating results of the Acquired Facilities for the six-month period ended June 30, 2000 (prior to the settlement agreement) and the six-month period ended December 31, 2000 are summarized below:

	Six months ended June 30, 2000	Six months ended June 30, 2000	Year ended December 31, 2000
Total patient service revenues	$ 65,195	$ 70,183	$ 135,378
Costs and expenses:			
Operating expenses	63,865	68,051	131,916
Depreciation and amortization	876	13	889
Rent (note 9)	6,323	2,779	9,102
Interest, net	2,053	–	2,053
Loss on settlement	–	16,670	16,670
Total costs and expenses	73,117	87,513	160,630
Loss before income taxes	$ (7,922)	$ (17,330)	$ (25,252)

Notes to Combined Financial Statements (continued)

December 31, 2000 *(dollars in thousands)*

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Revenues

Revenues, primarily patient services revenues related to room and board charges, ancillary charges and revenues of pharmacy, rehabilitation and similar service operations, are recorded at established rates and adjusted for differences between such rates and estimated amounts reimbursable by third-party payors. Medicare revenue is recognized pursuant to the Prospective Payment System (PPS). Under PPS, per diem federal rates were established for urban and rural areas. Rates are case-mix adjusted using Resource Utilization Groups. PPS is implemented over a three-year transition period that blends a facility-specific payment rate with the federal case-mix adjusted rate.

Estimated settlements under third-party payor retrospective rate setting programs (primarily Medicaid) are accrued in the period that related services are rendered. Settlements receivable and related revenues under such programs are based on annual cost reports prepared in accordance with federal and state regulations, which reports are subject to audit and retroactive adjustment. In the opinion of management, adequate provision has been made therefore, and such adjustments in determining final settlements will not have a material effect on financial position or results of operations.

(b) Cash and Cash Equivalents

Cash equivalents consist of highly liquid debt instruments with original maturities of three months or less.

(c) Depreciation and Amortization

Property, plant and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, generally 25 years for land improvements, 10 years for equipment, 40 years for buildings and the term of the lease for costs of leasehold interests and improvements.

(d) Income Taxes

The Acquired Facilities are included in the Parent Company's consolidated federal income tax return. The income taxes reported in the Acquired Facilities financial statements are an allocation of income taxes calculated as if the Acquired Facilities were a separate taxpayer, in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes.

Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the related tax bases of assets and liabilities as required by SFAS No. 109. Such tax effects are measured by applying enacted statutory tax rates applicable to future years in which the differences are expected to reverse, and any change in tax rates will be recognized in the period that includes the date of enactment.

(e) Net Deficit of Parent Company

The Parent Company transfers excess cash from and makes working capital advances and corporate allocations to the Acquired Facilities. These advances include amounts to fund cash shortfalls, capital expenditures, advances for accounts payable and amounts paid for employee benefits and other programs administered by the Parent Company. The resulting net balance of the aforementioned transactions, the Parent Company's initial investment in the Acquired Facilities and the cumulative deficit of the Acquired Facilities is classified as Net Deficit of Parent Company in the accompanying balance sheet.

(f) Business and Credit Concentrations

The Acquired Facilities' patient services are provided through 42 facilities located in 10 states througout the United States. The Acquired Facilities generally do not require collateral or other security in extending credit to patients; however, the Acquired Facilities routinely obtain assignments of (or are otherwise entitled to receive) benefits receivable under the health insurance programs, plans or policies of patients (e.g., Medicare, Medicaid, commercial insurance, and managed care organizations) (see note 3).

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Combined Financial Statements (continued)

December 31, 2000 *(dollars in thousands)*

NOTE 3. PATIENT ACCOUNTS AND THIRD-PARTY PAYOR SETTLEMENTS RECEIVABLE

Patient accounts and third-party payor settlements receivable consist of the following at December 31, 2000:

Patient accounts	$	28,996
Third-party payor settlements		13,147
		42,143
Allowance for doubtful accounts and contractual adjustments	$	(12,877)
		29,266

Patient accounts receivable and third party payor settlements receivable from the Federal government (Medicare) were approximately $14,246 at December 31, 2000. Amounts receivable from various states (Medicaid) were approximately $17,161 at December 31, 2000.

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are summarized as follows at December 31, 2000:

Accounts payable	$	5,150
Accrued salaries and wages		3,015
Other accrued expeneses		1,379
	$	9,499

NOTE 5. DUE TO SENIOR HOUSING PROPERTIES TRUST (SNH)

Subsequent to July 1, 2000, SNH advanced funds for operating expenses and working capital of the Acquired Facilities and allocated facility rents. Such advances bear no interest (see notes 6 and 8).

NOTE 6. LEASES

The Acquired Facilities leased equipment under short-term operating leases having rental costs of approximately $1,146 in 2000. Leases of facilities were terminated in 2000 as discussed in note 1; however, in accordance with Staff Accounting Bulletin No. 55, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity, $2,159 is included in rent expense for the period subsequent to July 1, 2000, representing an allocation of the total estimated fair market rental value of facilities. The annual fair market rental value has been estimated for a combined group of facilities, including the Acquired Facilities, and has been allocated based on the respective total revenues of the facilities.

NOTE 7. INCOME TAXES

The Acquired Facilities have been included in the Parent Company's consolidated federal income tax return. No income tax provision or benefit was allocated to the loss before income taxes for the year ended December 31, 2000.

The amount computed by applying the Federal corporate tax rate of 35% in 2000 to loss before income taxes is summarized as follows:

Income tax computed at statutory rates	$	(7,648)
State income taxes, net of Federal tax benefit and nondeductible items		(1,044)
Jobs tax credit		(70)
Valuation allowance adjustment		8,762
	$	–

Deferred income tax assets at December 31, 2000, are summarized as follows:

Allowance for doubtful accounts	$	(5,018)
Net operating loss carryforwards		(57,627)
Job tax credit carryovers		(254)
Total before valuation allowance		(62,899)
Valuation allowance		62,899
Net deferred tax asset	$	–

Notes to Combined Financial Statements (continued)

December 31, 2000 *(dollars in thousands)*

NOTE 8. OTHER RELATED PARTY TRANSACTIONS

Corporate administrative and general expenses (included in operating expenses) represent management fees for certain services, including financial, legal, accounting, human resources and information systems services provided by the Parent Company. Management fees have been provided at approximately 6% of total revenues of each facility.

Management fees charged by the Parent Company were $4,311 for the nine months ended September 30, 2000, and have been determined based on an allocation of the Parent Company's corporate general and administrative expenses. Such allocation has been made because specific identification of expenses is not practicable. Management believes that this allocation method is reasonable. However, management believes that the Acquired Facilities' corporate administrative and general expenses on a stand-alone basis may have been different had the Acquired Facilities operated as an unaffiliated entity. Management fees charged by an SNH affiliate were $1,773 for the three months ended December 31, 2000.

NOTE 9. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

The following information is provided in accordance with the AICPA Statement of Position No. 94-6, *Disclosure of Certain Significant Risks and Uncertainties.*

The Acquired Facilities and others in the healthcare business are subject to certain inherent risks, including the following:

- Substantial dependence on revenues derived from reimbursement by the Federal Medicare and state Medicaid programs which have been drastically cut in recent years and which entail exposure to various healthcare fraud statutes;
- Government regulations, government budgetary constraints and proposed legislative and regulatory changes; and
- Lawsuits alleging malpractice and related claims.

Such inherent risks require the use of certain management estimates in the preparation of the Acquired Facilities financial statements and it is reasonably possible that a change in such estimates may occur.

The Acquired Facilities receives payment for a significant portion of services rendered to patients from the Federal government under Medicare and from the states in which its facilities and/or services are located under Medicaid. The Acquired Facilities operations are subject to a variety of Federal, state and local legal and regulatory risks, including without limitation the federal Anti-Kickback statute and the federal Ethics in Patient Referral Act (so-called Stark Law), many of which apply to virtually all companies engaged in the health care services industry. The Anti-Kickback statute prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Stark Law prohibits, with limited exceptions, financial relationships between ancillary service providers and referring physicians. Other regulatory risks assumed by the Acquired Facilities and other companies engaged in the health care industry are as follows:

- False Claims – "Operation Restore Trust" is a major anti-fraud demonstration project of the Office of the Inspector General. The primary purpose for the project is to scrutinize the activities of healthcare providers which are reimbursed under the Medicare and Medicaid programs. False claims are prohibited pursuant to criminal and civil statutes and are punishable by imprisonment and monetary penalties.
- Regulatory Requirement Deficiencies – In the ordinary course of business health care facilities receive notices of deficiencies for failure to comply with various regulatory requirements. In some cases, the reviewing agency may take adverse actions against a facility, including the imposition of fines, temporary suspension of admission of new patients, suspension or decertification from participation in the Medicare and Medicaid programs and, in extreme cases, revocation of a facility's license.
- Changes in laws and regulations – Changes in laws and regulations could have a material adverse effect on licensure, eligibility for participation in government programs, permissible activities, operating costs and the levels of reimbursement from governmental and other sources.

In response to the aforementioned regulatory risks, the Parent Company formed a Corporate Compliance Department in 1996 to help identify, prevent and deter instances of Medicare and Medicaid noncompliance. Although the Parent Company and the Acquired Facilities strive to manage these regulatory risks, there can be no assurance that federal and/or state regulatory agencies that currently have jurisdiction over matters including, without limitation, Medicare, Medicaid and other government reimbursement programs, will take the position that the Acquired Facilities business and operations are in compliance with applicable law or with the standards of such regulatory agencies.

Notes to Combined Financial Statements (continued)

December 31, 2000 *(dollars in thousands)*

In some cases, violation of such applicable law or regulatory standards by the Acquired Facilities can carry significant civil and criminal penalties and can give rise to qui tam litigation. In this connection, the Acquired Facilities are a defendant in certain actions or the subject of investigations concerning alleged violations of the False Claims Act or of Medicare regulations. As a result of the Parent Company's and the Acquired Facilities' financial position, various agencies of the federal government accelerated efforts to reach a resolution of all outstanding claims and issues related to the Parent Company's and the Acquired Facilities' alleged violations of healthcare statutes and related causes of action. The Parent Company has commenced global settlement negotiations with the government; however, the Parent Company is unable to assess fully the merits of the government's monetary claims at this time. In addition, the Parent Company is unable to determine the amount, if any, that might relate to the Acquired Facilities.

The BBA, enacted in August 1997, made numerous changes to the Medicare and Medicaid programs that are significantly affecting the Acquired Facilities. With respect to Medicare, the BBA provides, among other things, for a prospective payment system for skilled nursing facilities. As a result, in 2000 the Acquired Facilities bore the cost risk of providing care inasmuch as they receive specified reimbursement for each treatment regardless of actual cost. With respect to Medicaid, the BBA repeals the so-called Boren Amendment, which required state Medicaid programs to reimburse nursing facilities for the costs that are incurred by efficiently and economically operated providers in order to meet quality and safety standards. As a result, states now have considerable flexibility in establishing payment rates and the Management believes many states are moving toward a prospective payment type system for skilled nursing facilities.

The BBA mandates the establishment of a PPS for Medicare skilled nursing facility services, under which facilities are paid a fixed fee for virtually all covered services. PPS is being phased in over a four-year period, effective January 1, 1999 for the Acquired Facilities. During the first three years, payments will be based on a blend of the facility's historical costs and a pre-determined federal rate. Thereafter, the per diem rates will be based 100% on the federal cost rate. Under PPS, each patient's clinical status is evaluated and placed into a payment category. The patient's payment category dictates the amount that the provider will receive to care for the patient on a daily basis. The per diem rate covers (i) all routine inpatient costs currently paid under Medicare Part A, (ii) certain ancillary and other items and services currently covered separately under Medicare Part B on a "pass-through" basis, and (iii) certain capital costs. The Acquired Facilities ability to offer the ancillary services required by higher acuity patients, such as those in its subacute care programs to Medicare beneficiaries, in a cost-effective manner will continue to be critical to the Acquired Facilities services and will affect the profitability. To date the per diem reimbursement rates have generally been significantly less than the amount the Acquired Facilities received on a daily basis under cost based reimbursement, particularly in the case of higher acuity patients. As a result, PPS has had a material adverse impact on the Acquired Facilities' results of operations and financial condition.

The Acquired Facilities are also subject to malpractice and related claims, which arise in the normal course of business and which could have a significant effect on the Acquired Facilities. As a result, the Acquired Facilities maintained occurrence basis professional and general liability insurance with coverage and deductibles which management believes to be appropriate.

FORTY-TWO FACILITIES ACQUIRED BY SENIOR HOUSING PROPERTIES TRUST
FROM INTEGRATED HEALTH SERVICES, INC.

Schedule II – Valuation and Qualifying Accounts

For the year ended December 31, 2000 *(dollars in thousands)*

Column A	Column B	Column C	Column D	Column E
Description	Balance at beginning of year	Additions charged to operating account	Deductions [1]	Balance at end of year
Allowance for doubtful accounts:				
Year ended December 31, 2000	$ 8,966	5,001	(1,090)	12,877

(1) Amounts represent bad debt write-offs

See accompanying independent auditors' report.

Report of Independent Auditors

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FIVE STAR QUALITY CARE, INC.:

We have audited the accompanying combined balance sheet of Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network, Inc.) (the "Facilities"), as defined in Note 1, as of December 31, 2000, and the related combined statements of operations, divisional equity (deficit), and cash flows for the year then ended. Our audit also included the financial statement schedule listed on page 48. These financial statements and schedule are the responsibility of the Facilities' management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall fin ancial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Certain Mariner Post-Acute Network Facilities (Operated by subsidiaries of Mariner Post-Acute Network, Inc.), as defined in Note 1, at December 31, 2000, and the combined results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst + Young LLP

September 19, 2001
Boston, Massachusetts

CERTAIN MARINER POST-ACUTE NETWORK FACILITIES (OPERATED BY SUBSIDIARIES OF MARINER POST-ACUTE NETWORK)
(DEBTOR IN POSSESSION AS OF JANUARY 20, 2000)

Combined Balance Sheet

(dollars in thousands)

		December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$	2,508
Patient receivables, less allowance for doubtful accounts of $1,834		7,501
Other receivables		3,489
Other current assets		477
Total current assets		13,975
Property and equipment:		
Building improvements		4,128
Furniture, fixtures and equipment		635
		4,763
Less accumulated depreciation		(3,725)
		1,038
Goodwill, net		8,012
Other assets		27
Total assets	$	23,052
LIABILITIES AND DIVISIONAL DEFICIT		
Current liabilities:		
Accounts payable and accrued expenses	$	12,645
Accrued wages and related liabilities		3,570
Due to Senior Housing Properties Trust		5,760
Current portion of unfavorable lease obligations and other non-current liabilities		3,673
Total current liabilities		25,648
Liabilities subject to compromise		7,111
Unfavorable lease obligations and other non-current liabilities		24,980
Total liabilities		57,739
Commitments and contingencies		
Divisional deficit		(34,687)
Total liabilities and divisional deficit	$	23,052

See accompanying notes.

CERTAIN MARINER POST-ACUTE NETWORK FACILITIES (OPERATED BY SUBSIDIARIES OF MARINER POST-ACUTE NETWORK)
(DEBTOR IN POSSESSION AS OF JANUARY 20, 2000)

Combined Statement of Operations

(dollars in thousands)

	Year ended December 31, 2000
REVENUES:	
Net patient revenues	$ 85,128
Other	197
Total revenues	85,325
EXPENSES:	
Salaries, wages and benefits	55,033
Nursing, dietary and other supplies	5,445
Ancillary services	4,077
Facility general and administrative costs	7,205
Allocation of corporate overhead	4,101
Insurance	4,496
Rent	8,748
Depreciation and amortization	1,766
Provision for bad debts	1,758
Total expenses	92,629
Loss from operations	(7,304)
Interest expense	(121)
Interest income	4
Loss before income taxes	(7,421)
Provision for income taxes	-
Net Loss	$ (7,421)

See accompanying notes.

Combined Statement of Divisional Equity (Deficit)

(dollars in thousands)

	Year Ended December 31, 2000
Balance at January 1, 2000	$ (29,030)
Contributions from Parent, net	1,764
Net loss	(7,421)
Balance at December 31, 2000	$ (34,687)

See accompanying notes.

CERTAIN MARINER POST-ACUTE NETWORK FACILITIES (OPERATED BY SUBSIDIARIES OF MARINER POST-ACUTE NETWORK)
(DEBTOR IN POSSESSION AS OF JANUARY 20, 2000)

Combined Statement of Cash Flows

(dollars in thousands)

	Year Ended December 31, 2000
OPERATING ACTIVITIES	
Net loss	$ (7,421)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	1,766
Amortization of unfavorable lease obligations and other non-current liabilities	(3,673)
Provision for bad debts	1,758
Increase (decrease) in cash arising from changes in operating assets and liabilities:	
Patient receivables	3,567
Other receivables	(3,168)
Other assets	(9)
Accounts payable and accrued expenses	3,007
Accrued wages and related liabilities	(14)
Due to Senior Housing Properties Trust	5,760
Net cash provided by operating activities	1,573
INVESTING ACTIVITIES	
Purchases of property and equipment	(829)
Net cash used in investing activities	(829)
FINANCING ACTIVITIES	
Capital contributions, net	1,764
Net cash provided by financing activities	1,764
Net increase in cash	2,508
Cash at beginning of year	–
Cash at end of year	$ 2,508

See accompanying notes.

Notes to Combined Financial Statements

NOTE 1. ORGANIZATION

The combined financial statements of Certain Mariner Post-Acute Network Facilities (the "Facilities") include the accounts of 17 nursing home facilities and certain related assets and liabilities owned and controlled by Mariner Post-Acute Network, Inc. ("Mariner" or the "Parent"). The Facilities are owned by wholly owned subsidiaries of GranCare, Inc. ("GranCare"), a wholly owned subsidiary of Mariner. The Facilities constitute a division of Mariner and are not separate legal entities.

Mariner, formerly known as Paragon Health Network, Inc., was formed in November 1997 through the recapitalization by merger of Living Centers of America, Inc. ("LCA") with a newly-formed entity owned by certain affiliates of Apollo Management, L.P. and the subsequent merger of GranCare (the "GranCare Merger").

Mariner and certain of its respective subsidiaries, including those subsidiaries operating the Facilities, filed separate voluntary petitions (collectively, the "Chapter 11 Filings") for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on January 18, 2000 (the "Petition Date"). Mariner is presently operating its business as a debtor-in-possession and is subject to the jurisdiction of the Bankruptcy Court while a plan of reorganization is formulated. Mariner's and its subsidiaries' need to seek relief afforded by the Bankruptcy Code is due, in part, to the significant financial pressure created by the implementation of the Balanced Budget Act of 1997.

Mariner, through its GranCare subsidiaries, leased the Facilities from a wholly owned subsidiary of Senior Housing Properties Trust ("SNH"), which succeeded to the interests of Health and Retirement Properties Trust ("HRPT Properties"). On May 10, 2000, the Bankruptcy Court approved a settlement agreement (the "Settlement Agreement") between Mariner, certain of its GranCare subsidiaries, and subsidiaries of SNH. The Settlement Agreement is effective at the close of business on June 30, 2000 and is subject to obtaining regulatory approvals in the states where the Facilities are located. Based upon the terms of the Settlement Agreement: (a) the Facilities leased by the GranCare subsidiaries and the related personal property were assigned to subsidiaries of SNH and (b) Mariner agreed to manage the Facilities transferred to the SNH during a transition period that was expected to last less than six months. As of December 31, 2000, the transition period has ended and management of the Facilities is being performed by SNH.

As specified in the Settlement Agreement, certain assets and liabilities reflected on the accompanying combined balance sheet as of December 31, 2000 will remain with Mariner including liabilities subject to compromise, unfavorable lease obligations and goodwill. In connection with the Settlement Agreement, outstanding indebtedness of the Facilities was terminated (see Note 6) and Mariner paid SNH at closing approximately $2,335,000 to settle its obligations for property taxes payable and certain employee accrued liabilities. The aforementioned transaction has not been reflected in the accompanying combined financial statements.

The Settlement Agreement is contingent upon SNH obtaining licenses and other governmental approvals necessary to operate the Facilities. SNH has applied for all of the required licenses and, as of January 31, 2001, the required licenses for substantially all of these facilities have been received.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying combined financial statements have been prepared on the basis of accounting principles applicable to going concerns and contemplate the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not include adjustments, if any, to reflect the possible future effects on the recoverability and classification of recorded assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. The accompanying combined financial statements have also been presented in conformity with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting of Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). SOP 90-7 requires the segregation of liabilities subject to compromise by the Bankruptcy Court as of the Petition Date and identification of all transactions and events that are directly associated with the reorganization of the Facilities. Pursuant to SOP 90-7, prepetition liabilities are reported on the basis of the expected amounts of such allowed claims, as opposed to the amounts for which those claims may be settled. Under a confirmed plan of reorganization, those claims may be settled at amounts substantially less than their allowed amounts.

Substantially all of the patient revenues and other income received by the Facilities is deposited in and commingled with the Parent's general corporate funds. Certain cash requirements of the Facilities were paid by the Parent and were charged directly to the Facilities. General and administrative costs of the Parent were allocated to the Facilities based upon management's estimate of the actual costs based upon the Facilities' level of operations. The Parent maintains insurance policies for the Facilities for workers' compensation, general and professional liability and employee health and dental insurance (see Note 7). In the opinion of management, the method for allocating Mariner's corporate general and administrative and insurance expenses is reasonable. It is not practicable to estimate additional costs, if any, that would have been incurred if the Facilities were not controlled by Mariner.

Notes to Combined Financial Statements (continued)

Property and equipment

Property and equipment is presented at cost. Maintenance and repairs are charged to operations as incurred and replacements and significant improvements, which would extend the useful life are capitalized. Depreciation and amortization are expensed over the estimated useful lives of the assets on a straight-line basis as follows:

Building improvements	10 - 15 years
Furniture, fixtures and equipment	3 - 15 years

Depreciation expense related to property and equipment for the year ended December 31, 2000 was approximately $1,307,000.

Goodwill

Goodwill represents the excess of acquisition cost over the fair market value of net assets acquired in the GranCare Merger. Goodwill of approximately $53,177,000 was recorded at the Facilities and is being amortized on a straight-line basis over 30 years. Management periodically re-evaluates goodwill and makes any adjustments, if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the estimated useful life has changed. Accumulated amortization at December 31, 2000 was approximately $1,159,000. Amortization of goodwill charged to expense was approximately $459,000 for the year ended December 31, 2000.

Impairment of long-lived assets

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," requires impairment losses to be recognized for long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the long-lived assets are not sufficient to recover the assets' carrying amount. Goodwill is also evaluated for recoverability by estimating the projected undiscounted cash flows, excluding interest, of the related business activities.

The impairment loss of long-lived assets, including goodwill, is measured by comparing the carrying amount of the asset to its fair value with any excess of the carrying value over the fair value written off. Fair market value is determined by various valuation techniques including discounted cash flow. No impairment charges were recorded in 2000.

Non-current liabilities

Non-current liabilities principally include unfavorable lease obligations related to facilities acquired in the GranCare Merger. The unfavorable lease obligations are amortized as a reduction of rent expense over the remaining lease term.

Revenue recognition

Net patient revenue includes patient revenues payable by patients and amounts reimbursable by third party payors under contracts. Patient revenues payable by patients are recorded at established billing rates. Patient revenues to be reimbursed by contracts with third-party payors are recorded at the amount estimated to be realized under these contractual arrangements. Revenues from Medicare and Medicaid are generally based on reimbursement of the reasonable direct and indirect costs of providing services to program participants or, for the Facilities' cost reporting periods beginning January 1, 1999, determined under the Prospective Payment System ("PPS"). Management separately estimates revenues due from each third party with which it has a contractual arrangement and records anticipated settlements with these parties in the contractual period during which services were rendered.

The amounts actually reimbursable under Medicare and Medicaid cost reimbursement programs for periods prior to January 1, 1999 are determined by filing cost reports that are then subject to audit and retroactive adjustment by the payor.

Legislative changes to state or federal reimbursement systems may also retroactively affect recorded revenues. Changes in estimated revenues due in connection with Medicare and Medicaid may be recorded by management subsequent to the year of origination and prior to final settlement based on improved estimates. Such adjustments and final settlements with third party payors are reflected in operations at the time of the adjustment or settlement. Medicare revenues represented 21%, and Medicaid revenues represented 55% of net revenues for the year ended December 31, 2000.

In April 1995, the Health Care Finance Administration ("HCFA") issued a memorandum to its Medicare fiscal intermediaries as a guideline to assess costs incurred by inpatient providers relating to payment of occupational and speech language pathology services furnished under arrangements that include contracts between therapy providers and inpatient providers. While not binding on the fiscal intermediaries, the memorandum suggested certain rates to assist the fiscal intermediaries in making annual "prudent buyer" assessments of speech and occupational therapy rates paid by inpatient providers. In addition, HCFA has promulgated new salary equivalency guidelines effective April 1, 1998, which updated the then current physical therapy and respiratory therapy rates and

Notes to Combined Financial Statements (continued)

established new guidelines for occupational therapy and speech therapy. These new payment guidelines were in effect until the Facilities transitioned to PPS, at which time payment for therapy services were included in the PPS rate. HCFA, through its intermediaries, is also subjecting physical therapy, occupational therapy and speech therapy to a heightened level of scrutiny resulting in increasing audit activity. A majority of the Facilities' provider and rehabilitation contracts provided for indemnification of the facilities for potential liabilities in connection with reimbursement for rehabilitation services. There can be no assurance that actions ultimately taken by HCFA with regard to reimbursement rates for such therapy services will not materially adversely affect the Facilities results of operations.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Management believes that the Facilities are in compliance with all applicable laws and regulations, and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

Income taxes

The Parent files a consolidated federal income tax return. Throughout the years and periods presented herein, the Facilities' operations were included in the Parent's income tax returns. The income tax provision reported in the combined financial statements is an allocation of the Parent's total income tax provision. The Facilities' allocation was determined based on a calculation of income taxes as if the Facilities were a separate taxpayer, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Income taxes paid was zero for the period presented.

Non-current deferred income taxes arise primarily from timing differences resulting from the recognition of rent expense for tax and financial reporting purposes and from the use of accelerated depreciation for tax purposes. Current deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and financial reporting purposes which are expected to reverse within one year.

NOTE 3. PROCEEDINGS UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

On January 18, 2000, Mariner and certain of its respective subsidiaries, including those subsidiaries operating the Facilities, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (the "Chapter 11 Proceedings"). Mariner is presently operating its business as a debtor-in-possession and is subject to the jurisdiction of the Bankruptcy Court while a plan of reorganization is formulated. As a debtor-in-possession, Mariner is authorized to operate its business but may not engage in transactions outside its ordinary course of business without the approval of the Bankruptcy Court.

While the Chapter 11 Proceedings constituted a default under Mariner's and such subsidiaries' various financing arrangements, Section 362 of the Bankruptcy Code imposes an automatic stay that generally precludes any creditors and other interested parties under such arrangements from taking any remedial action in response to any such resulting default outside of the Chapter 11 Proceedings with obtaining relief from the automatic stay from the Bankruptcy Court.

On January 19, 2000, Mariner received approval from the Bankruptcy Court to pay prepetition and postpetition employee wages, salaries, benefits and other employee obligations. The Bankruptcy Court also approved orders granting authority to pay prepetition claims of certain critical vendors, utilities and patient obligations. All other prepetition liabilities at December 31, 2000 are disclosed in Note 5 as liabilities subject to compromise. The Facilities have been and intend to continue to pay postpetition claims to all vendors and providers in the ordinary course of business.

NOTE 4. GOING CONCERN AND ISSUES AFFECTING LIQUIDITY

The accompanying combined financial statements have been prepared assuming that the Facilities will continue to operate as a going concern. The Facilities have violated certain covenants of its loan agreement, have experienced significant losses and have a working capital deficiency of approximately $11,673,000 and a divisional deficit of approximately $34,687,000 as of December 31, 2000. Mariner and certain of its subsidiaries, including those subsidiaries operating the Facilities, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. These matters, among others, raise substantial doubt about the Facilities ability to continue as a going concern.

Notes to Combined Financial Statements (continued)

As described in Note 1, on May 10, 2000 the Bankruptcy Court approved a settlement agreement between Mariner and SNH whereby the Facilities leased by Mariner and related personal property were assigned to affiliates of SNH. SNH agreed to provide working capital to the facilities. The agreement is effective at the close of business on June 30, 2000 and is subject to obtaining regulatory approvals in the states where the Facilities are located. At December 31, 2000, $5,760,000 had been advanced to the facilities by SNH.

On December 31, 2000, SNH has approximately $173,000,000 available for borrowing under a $270,000,000 bank credit facility. Management of SNH believes that the available borrowings under the bank credit facility are sufficient to provide the necessary working capital to the Facilities for operations subsequent to the closing of the June 30, 2000 transaction.

NOTE 5. LIABILITIES SUBJECT TO COMPROMISE
"Liabilities subject to compromise" represents liabilities incurred prior to the commencement of the Chapter 11 Proceedings. These liabilities, consisting primarily of long-term debt and certain accounts payable, represent the Facilities' estimate of known or potential prepetition claims to be resolved in connection with the Chapter 11 Proceedings. Such claims remain subject to future adjustments based on negotiations, actions of the Bankruptcy Court, further developments with respect to disputed claims, future rejection of executory contracts or unexpired leases, determination as to the value of any collateral securing claims, treatment under the plan of reorganization and other events. Payment for these amounts will be established in connection with the plan of reorganization. A summary of the principal categories of claims classified as liabilities subject to compromise at December 31, 2000 is as follows (in thousands):

Accounts payable and accrued expenses	$	6,223
Long-term debt		888
	$	7,111

NOTE 6. DEBT
On December 28, 1990, a mortgage loan agreement was entered into for $15,000,000 with HRPT Properties, secured by two nursing home facilities' (Northwest Health Care Center and River Hills West Health Care Center) land, building and improvements. The interest rate on the note was 11.5%. The loan was repaid in September 1998.

On March 28, 1992, a loan agreement was entered into with HRPT Properties for the purpose of funding renovations to the Christopher East facility, maturing on January 31, 2013. Advances to AMS Properties, Inc. totaled approximately $883,000 for the year ended December 31, 2000. The loan is interest bearing and principal is payable upon maturity. The interest rate on the note is 13.75%. The Bankruptcy Proceedings are considered an Event of Default as defined in the loan agreement. In consideration of the terms of the Settlement Agreement, the Christopher East note obligation was terminated in July 2000. Interest paid was approximately $60,000 during the year ended December 31, 2000.

NOTE 7. TRANSACTIONS WITH AFFILIATES
Mariner provided various services to the Facilities including, but not limited to, financial, legal, insurance, information systems, employee benefit plans and certain administrative services, as required. The combined financial statements reflect charges for certain corporate general and administrative expenses from Mariner's corporate office to the Facilities. Such corporate charges represent allocations based on determinations management believes to be reasonable (5% of total revenues). Administrative costs charged by Mariner were approximately $2,133,000 for the year ended December 31, 2000. For the year ended December 31, 2000, fees charged by SNH for management services were approximately $1,968,000, all of which have been paid.

The Facilities participated in the various benefit plans of Mariner, primarily the profit sharing and 401(k) plans. These plans include matching provisions for employee contributions to the 401(k) plan. The financial statements reflect charges for benefits attributable to the Facilities' employees. Such amounts totaled approximately $108,000 for the year ended December 31, 2000.

Through March 31, 1998, the Facilities participated in a program for insurance of workers' compensation risks through a captive insurance subsidiary of Mariner. Effective March 31, 1998, Mariner purchased a fully-insured workers' compensation policy with no deductible or retention with a catastrophic policy in place to cover any loss above $500,000 per occurrence. Additionally, in 1998 Mariner purchased general and professional liability insurance through a third party. The maximum loss exposure with respect to this policy is $100,000 per occurrence.

Notes to Combined Financial Statements (continued)

Mariner obtains and provides insurance coverage for health, life and disability, auto, general liability and workers' compensation through its self-insurance and outside insurance programs and allocates to the Facilities based on its estimate of the actual costs incurred on behalf of the Facilities. Total insurance costs allocated were approximately $2,537,000 for the year ended December 31, 2000. These costs are included in facility general and administrative costs in the accompanying combined statements of operations.

NOTE 8. COMMITMENTS AND CONTINGENCIES

As discussed in Note 1, the Facilities are party to various agreements between GranCare and SNH. SNH is the lessor with respect to the Facilities leased by two subsidiaries of GranCare (the "Tenant Entities") under operating leases. Pursuant to a Collateral Pledge Agreement dated October 31, 1997, Mariner provided an unlimited guaranty to SNH, which is secured by a cash collateral deposit of $15,000,000, the earned interest on which is retained by SNH. In June 2000, the Facilities ceased payment of rents. As part of the Settlement Agreement, Mariner was released from its lease obligations.

Rent expense, net of amortization of unfavorable lease obligation, for all operating leases was approximately $8,748,000 for the year ended December 31, 2000.

From time to time, the Facilities have been subject to various legal proceedings in the ordinary course of business. In the opinion of management, except as described below, there are currently no proceedings which could potentially have a material adverse effect on the Facilities' financial position or results of operations after taking into account the insurance coverage maintained by Mariner. Although management believes that any of the proceedings discussed below will not have a material adverse impact on the Facilities if determined adversely to the Facilities, given the Facilities' current financial condition, lack of liquidity and the current lack of aggregate limit under Mariner's current GL/PL insurance policy, settling a large number of cases within the Company's $1,000,000 self-insured retention limit could have a material adverse effect on the Facilities.

On August 26, 1996, a class action complaint was asserted against GranCare in the Denver, Colorado District Court. On March 15, 1998, the Court entered an Order in which it certified a class action in the matter. On June 10, 1998, Mariner filed a Motion to Dismiss all claims and Motion for Summary Judgment Precluding Recovery of Medicaid Funds and these motions were partially granted by the Court on October 30, 1998. Plaintiffs filed a writ with the Colorado Supreme Court and an appeal with the Colorado Court of Appeals. The Supreme Court writ has been denied, the Court of Appeals matter has been briefed and Oral Argument was set for January 18, 2000. In accordance with the Chapter 11 Proceedings and more particularly, Section 362 of the Bankruptcy Code, this matter was stayed on January 18, 2000. However, Mariner did agree to limited relief from the stay in order to allow for certain parts of the appeal to continue. On January 4, 2001, the Court of Appeals reversed the District Court's decision. Mariner is currently considering whether to pursue a request for rehearing and/or appeal to the Colorado Supreme Court. The Company intends to vigorously contest the remaining allegations of class status.

9. INCOME TAXES

The components of the net deferred tax asset at December 31, 2000 are approximately as follows (in thousands):

Deferred tax assets:		
Bad debts	$	325
Amounts related to property and equipment		1,681
Payroll and benefits		271
Unfavorable lease obligations and other liabilities		11,304
NOL carryforwards		11,878
Total deferred tax assets		25,459
Less valuation allowance		(25,459)
Net deferred tax asset	$	–

The Facilities have established a full valuation allowance, which completely offsets all net deferred tax assets generated from the Facilities' net losses because its future realizability is uncertain. The net change in the valuation allowance was an increase of approximately $2,715,000 at December 31, 2000.

The provision for income taxes varies from the amount determined by applying the Federal statutory rate to pre-tax loss for the year ended December 31, 2000 as a result of the following:

Federal statutory income tax rate	(34.0%)
Increase (decrease) in taxes resulting from:	
State and local taxes, net of federal tax benefits	(4.7)
Permanent book/tax differences,	
primarily resulting from goodwill amortization	2.1
Change in valuation allowance	36.6
Effective tax rate	–%

10. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Facilities to concentration of credit risk consist principally of trade receivables. There have been, and the Facilities expect that there will continue to be, a number of proposals to limit reimbursement allowable to skilled nursing facilities. Should the related government agencies suspend or significantly reduce contributions to the Medicare or Medicaid programs, the Facilities' ability to collect its receivables would be adversely impacted.

Management believes that the remaining receivable balances from various payors, including individuals involved in diverse activities, subject to differing economic conditions, do not represent a concentration of credit risk to the Facilities. Management continually monitors and adjusts its allowance for doubtful accounts associated with its receivables.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Facilities financial instruments include notes payable. Fair values for fixed rate debt instruments were estimated based on the present value of cash flows that would be paid on the note over the remaining note term using the Facilities' current incremental borrowing rate rather than the stated interest rate on the notes. The fair values of the financial instruments approximate their carrying values.

Schedule II - Valuation and Qualifying Accounts

For the year ended December 31, 2000 *(dollars in thousands)*

Description	Balance at beginning of year	Charged (Credited) to operations	Write-offs/ Recoveries	Other	Balance at end of year
Year ended December 31, 2000:					
Allowance for doubtful accounts:	$ 1,534	$ 1,758	$ (1,458)	$ -	$ 1,834
	$ 1,534	$ 1,758	$ (1,458)	$ -	$ 1,834

See accompanying independent auditors' report.

LEFT BLANK ON PURPOSE

Corporate Information

EXECUTIVE OFFICES
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8387

OFFICERS

Evrett W. Benton
President,
Chief Executive Officer
and Secretary

Bruce J. Mackey Jr.
Treasurer,
Chief Financial Officer
and Assistant Secretary

Rosemary Esposito, RN
Senior Vice President,
Chief Operating Officer and
Chief Clinical Officer

Maryann Hughes
Vice President and
Director of Human Resources

BOARD OF DIRECTORS

Bruce M. Gans, M.D.*
Executive Vice President and
Chief Medical Officer
Kessler Rehabilitation Corporation
West Orange, New Jersey

John L. Harrington*
Executive Director and Trustee
Yawkey Foundation
Dedham, Massachusetts

Arthur G. Koumantzelis*
President and Chief Executive Officer
Gainesborough Investments LLC
Lexington, Massachusetts

Gerard M. Martin
Managing Director of Five Star,
Director of Reit Management
& Research LLC
Newton, Massachusetts

Barry M. Portnoy
Managing Director of Five Star,
Chairman of Reit Management
& Research LLC
Newton, Massachusetts

**Audit Committee Member*

INDEPENDENT AUDITORS
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT
AND REGISTRAR
EquiServe Trust Company, N.A.
P.O. Box 43011
Providence, Rhode Island 02940-3011
(800) 426-5523
www.equiserve.com

ANNUAL MEETING
Our annual meeting of shareholders will be held on Tuesday, May 6, 2003, 11:00 A.M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION
A copy of our 2002 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.fivestarqualitycare.com or by writing to Investor Relations at the executive offices address.

STOCK MARKET DATA
Our common shares are traded on the AMEX under the symbol FVE. The following table sets forth the high and low closing prices of our common shares in 2001 and 2002 as reported on the AMEX composite tape:

Quarter Ended	High	Low
December 17 to 31, 2001	$ 7.50	$ 6.12
March 31, 2002	$ 8.75	$ 6.97
June 30, 2002	7.35	5.35
September 30, 2002	5.50	1.07
December 31, 2002	2.09	0.96

As of March 14, 2003, there were 4,367 holders of record of our common shares and we estimate that as of such date there were in excess of 72,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the AMEX composite tape on March 14, 2003, was $1.25.

FIVE STAR
QUALITY CARE, INC.

400 Centre Street, Newton Massachusetts 02458-2076 (617) 796-8387

3335-AR-0